Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

ADVANCEPIERRE FOODS HOLDINGS, INC.

at

$40.25 Net Per Share

by

DVB MERGER SUB, INC.

a wholly owned subsidiary of

TYSON FOODS, INC.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON JUNE 6, 2017, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

THIS OFFER IS BEING MADE PURSUANT TO THE AGREEMENT AND PLAN OF MERGER (AS AMENDED FROM TIME TO TIME, THE “MERGER AGREEMENT”), DATED AS OF APRIL 25, 2017, AMONG ADVANCEPIERRE FOODS HOLDINGS, INC., A DELAWARE CORPORATION (“ADVANCEPIERRE”), TYSON FOODS, INC., A DELAWARE CORPORATION (“PARENT”), AND DVB MERGER SUB, INC., A DELAWARE CORPORATION AND A WHOLLY OWNED SUBSIDIARY OF PARENT (“PURCHASER”). PURCHASER IS OFFERING TO PURCHASE ALL OF THE SHARES OF COMMON STOCK (THE “SHARES”), PAR VALUE $0.01 PER SHARE, OF ADVANCEPIERRE FOR $40.25 PER SHARE NET TO THE SELLER IN CASH, WITHOUT INTEREST AND LESS ANY REQUIRED WITHHOLDING TAXES, UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL (WHICH, TOGETHER WITH ANY AMENDMENTS OR SUPPLEMENTS HERETO AND THERETO, COLLECTIVELY CONSTITUTE THE “OFFER”). UNDER NO CIRCUMSTANCES WILL WE PAY INTEREST ON THE CONSIDERATION PAID FOR SHARES PURSUANT TO THE OFFER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT. THE MERGER AGREEMENT PROVIDES, AMONG OTHER THINGS, THAT AS SOON AS POSSIBLE (AND IN NO EVENT LATER THAN TWO BUSINESS DAYS) FOLLOWING THE CONSUMMATION OF THE OFFER, AND SUBJECT TO THE SATISFACTION OR WAIVER OF CERTAIN CONDITIONS, PURCHASER WILL BE MERGED WITH AND INTO ADVANCEPIERRE (THE “MERGER”), WITHOUT A VOTE OF THE STOCKHOLDERS OF ADVANCEPIERRE IN ACCORDANCE WITH SECTION 251(H) OF THE DELAWARE GENERAL CORPORATION LAW (THE “DGCL”).

THE BOARD OF DIRECTORS OF ADVANCEPIERRE (THE “ADVANCEPIERRE BOARD”) HAS UNANIMOUSLY (I) DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE FAIR TO AND IN THE BEST INTERESTS OF ADVANCEPIERRE AND ITS STOCKHOLDERS, (II) APPROVED, ADOPTED AND DECLARED ADVISABLE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, IN ACCORDANCE WITH THE REQUIREMENTS OF THE DGCL, (III) RESOLVED THAT THE MERGER AGREEMENT AND THE MERGER SHALL BE GOVERNED BY SECTION 251(H) OF THE DGCL AND THAT THE MERGER SHALL BE CONSUMMATED AS SOON AS PRACTICABLE FOLLOWING THE TIME PURCHASER FIRST ACCEPTS FOR PAYMENT SHARES VALIDLY TENDERED AND NOT WITHDRAWN PURSUANT TO THE OFFER AND (IV) RESOLVED, SUBJECT TO CERTAIN TERMS SET FORTH IN THE MERGER AGREEMENT, TO RECOMMEND THAT THE STOCKHOLDERS OF ADVANCEPIERRE TENDER THEIR SHARES INTO THE OFFER.

THE OFFER IS NOT CONDITIONED ON OBTAINING FINANCING OR THE FUNDING THEREOF. HOWEVER, THE OFFER IS SUBJECT TO VARIOUS OTHER CONDITIONS, INCLUDING, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT VALIDLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES (EXCLUDING ANY SHARES THAT HAVE NOT BEEN “RECEIVED” (AS DEFINED IN SECTION 251(H) OF THE DGCL), AS FURTHER DESCRIBED IN THIS OFFER TO PURCHASE) THAT, WHEN ADDED TO THE SHARES OWNED BY PARENT, PURCHASER AND ANY OTHER DIRECT OF INDIRECT WHOLLY-OWNED SUBSIDIARY OF PARENT, WOULD REPRESENT AT LEAST A MAJORITY OF THE SHARES THEN OUTSTANDING ON A FULLY-DILUTED BASIS. A SUMMARY OF THE PRINCIPAL TERMS OF THE OFFER, INCLUDING THE CONDITIONS, APPEARS ON PAGES 5 THROUGH 11.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ BOTH CAREFULLY BEFORE DECIDING WHETHER TO TENDER YOUR SHARES.

QUESTIONS, REQUESTS FOR ASSISTANCE AND REQUESTS FOR ADDITIONAL COPIES OF THIS OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND THE NOTICE OF GUARANTEED DELIVERY MAY BE DIRECTED TO THE INFORMATION AGENT AT THE ADDRESS AND TELEPHONE NUMBER SET FORTH ON THE BACK COVER OF THIS OFFER TO PURCHASE. STOCKHOLDERS ALSO MAY CONTACT THEIR BROKERS, DEALERS, BANKS, TRUST COMPANIES OR OTHER NOMINEES FOR ASSISTANCE CONCERNING THE OFFER.

May 9, 2017

IMPORTANT

If you desire to tender all or any portion of your Shares in the Offer, this is what you must do:

•	If you are a record holder (i.e., a stock certificate or uncertificated stock has been issued to you), you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein, and send it with your stock certificates and any other documents required in the Letter of Transmittal to American Stock Transfer & Trust Company, LLC (the “Depositary”), or follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach the Depositary prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in “The Offer—Section 3—Procedures for Tendering Shares” of this Offer to Purchase.

•	If you are a record holder and your stock is certificated but your stock certificate is not available or you cannot deliver it to the Depositary prior to the expiration of the Offer, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please call MacKenzie Partners, Inc. (the “Information Agent”), toll free, at (800) 322-2885 for assistance (or please call (212) 929-5500 (collect) if you are located outside the United States or Canada). See “The Offer—Section 3—Procedures for Tendering Shares” for further details.

•	If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

The Letter of Transmittal, the certificates for the Shares and any other required documents must reach the Depositary prior to the expiration of the Offer (currently scheduled for 12:00 midnight, New York City time, at the end of the day on June 6, 2017, unless extended or earlier terminated), unless the procedures for guaranteed delivery described in “The Offer—Section 3—Procedures for Tendering Shares” of this Offer to Purchase are followed.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

* * *

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from your broker, dealer, commercial bank, trust company or other nominee. Copies of these materials may also be found at the website maintained by the SEC at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

The Information Agent for the Offer is:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

(212) 929-5500

Call Toll-Free (800) 322-2885

Fax: (646) 439-9201

Email: tenderoffer@mackenziepartners.com

SUMMARY TERM SHEET

DVB Merger Sub, Inc. (“Purchaser”), a wholly owned subsidiary of Tyson Foods, Inc. (“Parent”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share, of AdvancePierre Foods Holdings, Inc. (“AdvancePierre”) for $40.25 per share (the “Offer Price”), net to the seller in cash, without interest but subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal and pursuant to the Agreement and Plan of Merger, dated as of April 25, 2017, by and among AdvancePierre, Parent and Purchaser. The following are some of the questions you, as an AdvancePierre stockholder, may have, and answers to those questions.

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed information contained in the remainder of this Offer to Purchase, and you should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the related Letter of Transmittal. This summary term sheet includes cross-references to other sections of this Offer to Purchase to direct you to the sections of the Offer to Purchase containing a more complete description of the topics covered in this summary term sheet. Unless the context otherwise requires, the terms “we,” “our” and “us” refer to Purchaser. The information concerning AdvancePierre contained herein and elsewhere in the Offer to Purchase has been provided to Parent and Purchaser by AdvancePierre or has been taken from or is based upon publicly available documents or records of AdvancePierre on file with the U.S. Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy or completeness of such information.

Securities Sought	All of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of AdvancePierre.

Price Offered Per Share	$40.25 per Share, net to the seller in cash (the “Offer Price”), without interest and less any required withholding of taxes.

Scheduled Expiration of Offer	12:00 midnight, New York City time, at the end of the day on June 6, 2017, unless the Offer is extended or earlier terminated. See “The Offer—Section 1—Terms of the Offer.”

Purchaser	DVB Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent, a Delaware corporation.

Who is offering to buy my securities?

Our name is DVB Merger Sub, Inc. We are a Delaware corporation formed for the sole purpose of making this tender offer for all of the outstanding shares of common stock of AdvancePierre and completing the process by which we will be merged with and into AdvancePierre. We are a wholly owned subsidiary of Tyson Foods, Inc., a Delaware corporation. See the “Introduction” to this Offer to Purchase and “The Offer—Section 9—Certain Information Concerning Purchaser, Parent and the Partnership.”

What securities are you offering to purchase?

We are offering to purchase all of the Shares, on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. We refer to each share of AdvancePierre common stock as a “Share.” See the “Introduction” to this Offer to Purchase and “The Offer—Section 1—Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, AdvancePierre. If the Offer is consummated, pursuant to the Merger Agreement (as defined below), Parent intends, as soon as practicable (but in no event later than two business days) after consummation of the Offer, to cause Purchaser to merge with and into AdvancePierre (the “Merger”), with AdvancePierre continuing as the surviving corporation and a wholly owned subsidiary of Parent. Upon consummation of the Merger, AdvancePierre will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent. “The Offer—Section 12—Purpose of the Offer; Plans for AdvancePierre; Stockholder Approval; Appraisal Rights.”

How much are you offering to pay for my securities and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $40.25 per Share net to the seller in cash, without interest but subject to any required withholding of taxes. If you are the record holder of your Shares (i.e., a stock certificate or uncertificated stock has been issued to you) and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, they may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase and “The Offer—Section 2—Acceptance for Payment and Payment for Shares.”

Do you have the financial resources to pay for the shares?

Yes. We will have sufficient resources available to us to make the payment for your Shares. We estimate that we will need approximately $3.2 billion to purchase all outstanding Shares in the Offer, to pay amounts payable in respect of certain stock options, restricted share units, restricted shares and purchase rights under the employee stock purchase plans, to pay related fees and expenses and to pay the merger consideration in connection with the merger of us into AdvancePierre, which is expected to follow the successful completion of the Offer. Parent will provide us with the necessary funds to pay for the Offer through cash on hand and/or the proceeds of the debt facilities contemplated by the debt commitment letter dated April 25, 2017, that Parent entered into in connection with the execution of the Merger Agreement. Consummation of the Offer is not subject to any financing condition. See “The Offer—Section 10—Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	consummation of the Offer is not subject to any financing condition;

•	as described above, we, through our parent company, expect to have sufficient funds to purchase all Shares validly tendered, and not validly withdrawn, in the Offer and to provide funding for the Merger, which is expected to occur as promptly as practicable (and in any event within two business days) following the completion of the Offer; and

•	if we consummate the Offer, we will acquire any remaining Shares in the Merger for the same cash price as was paid in the Offer (i.e., the Offer Price).

See “The Offer—Section 10—Source and Amount of Funds.”

Is there an agreement governing the Offer?

Yes. AdvancePierre, Parent and Purchaser have entered into the Agreement and Plan of Merger, dated as of April 25, 2017 (as amended from time to time the “Merger Agreement”). Pursuant to the Merger Agreement,

the parties have agreed on, among other things, the terms and conditions of the Offer and, following consummation of the Offer, the Merger of Purchaser with and into AdvancePierre. If the conditions to the Offer (including the Minimum Condition) are satisfied and we consummate the Offer, we intend to effect the Merger without any vote or other action by the stockholders of AdvancePierre pursuant to Section 251(h) of the DGCL. See the “Introduction” to this Offer to Purchase and “The Offer—Section 13—The Transaction Documents—The Merger Agreement.” See also “The Offer—Section 15—Conditions to the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned on the satisfaction or waiver of, among other things, the following conditions:

•	there being validly tendered in accordance with the terms of the Offer and not validly withdrawn, immediately prior to the expiration of the Offer, a number of Shares (excluding any Shares that have not been “received” (as defined in Section 251(h) of the General Corporate Law of the State of Delaware (the “DGCL”))) that, together with the Shares owned by Parent, Purchaser and any other direct or indirect wholly owned subsidiary of Parent, represents at least a majority of the Shares then outstanding on a fully-diluted basis as of the date and time at which the acceptance for payment of Shares pursuant to and subject to the Offer occurs (the “Minimum Condition”); and

•	the expiration or termination of any applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), without the imposition of a “Burdensome Condition” (as described in more detail in “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals”).

These conditions and the other conditions to the Offer are referred to, collectively, as the “Offer Conditions.” The other conditions to the Offer are described in “The Offer—Section 15—Conditions to the Offer.” See also “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals.” Consummation of the Offer is not conditioned on obtaining financing or the funding thereof.

What does AdvancePierre’s board of directors think about the Offer?

The board of directors of AdvancePierre (the “AdvancePierre Board”) has unanimously:

•	determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of AdvancePierre and its stockholders;

•	approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL;

•	resolved that the Merger Agreement and the Merger will be governed by Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the time Purchaser first accepts for payment Shares validly tendered and not withdrawn pursuant to the Offer (the “Acceptance Time”); and

•	resolved subject to certain terms set forth in the Merger Agreement, to recommend that the stockholders of AdvancePierre tender their Shares into the Offer (such recommendation, the “AdvancePierre Board Recommendation”).

See the “Introduction” and “The Offer—Section 11—Background of the Offer; Contacts with AdvancePierre.” We expect that a more complete description of the reasons for the AdvancePierre Board’s approval of the Offer and the Merger will be set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 to be prepared by AdvancePierre and filed with the SEC and mailed to all AdvancePierre stockholders.

How long do I have to decide whether to tender in the Offer?

You have until 12:00 midnight, New York City time, at the end of the day on June 6, 2017, to decide whether to tender your Shares in the Offer, unless we extend the Offer pursuant to the terms of the Merger

Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Date”) or the Offer is earlier terminated. See “The Offer—Section 1—Terms of the Offer.” If you cannot deliver everything required to make a valid tender to the Depositary prior to such time, you may be able to use a guaranteed delivery procedure, which is described in “The Offer—Section 3—Procedures for Tendering Shares.” Please be aware that if your Shares are held by a broker, dealer, commercial bank, trust company or other nominee, they may require advance notification before the Expiration Date.

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, subject to our right to terminate the Merger Agreement pursuant to its terms, if any of the Offer Conditions are not satisfied or waived at any scheduled Expiration Date, Purchaser must extend the Offer for one or more successive periods not to exceed 10 business days for each individual extension, until such Offer Conditions are satisfied or waived. Purchaser is also required to extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or any period otherwise required by the rules and regulations of the New York Stock Exchange or applicable law. However, in no event will we be required to, and without AdvancePierre’s prior written consent we may not, extend the Offer beyond December 25, 2017 (the “End Date”). See “The Offer—Section 1—Terms of the Offer” for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire. See “The Offer—Section 1—Terms of the Offer”

Have any AdvancePierre stockholders already agreed to tender their Shares in the Offer?

Yes. Concurrently with entering into the Merger Agreement, certain beneficial owners of Shares have entered into a tender and support agreement (the “Tender and Support Agreement”) with Purchaser and Parent, pursuant to which such owners agreed, among other things, to tender their Shares pursuant to the Offer. As of April 25, 2017, approximately 32,955,232 of the outstanding Shares, representing approximately 42% of the total outstanding Shares (based on 78,664,929 Shares outstanding as of April 21, 2017 (based on the representation of AdvancePierre in the Merger Agreement)), were subject to the Tender and Support Agreement. See “The Offer—Section 13—The Transaction Documents—The Tender and Support Agreement.”

How do I tender my Shares?

If you desire to tender all or any portion of your Shares in the Offer, this is what you must do:

•	If you are a record holder (i.e., a stock certificate or uncertificated stock has been issued to you), you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein, and send it with your stock certificates and any other documents required in the Letter of Transmittal to American Stock Transfer & Trust Company, LLC (the “Depositary”), or follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach the Depositary prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in “The Offer—Section 3—Procedures for Tendering Shares” of this Offer to Purchase.

•	If you are a record holder and your stock is certificated but your stock certificate is not available or you cannot deliver it to the Depositary prior to the expiration of the Offer, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please call MacKenzie Partners, Inc., (the “Information Agent”), toll free, at (800) 322-2885 for assistance (or please call (212) 929-5500 (collect) if you are located outside the United States or Canada).

•	If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

See “The Offer—Section 3—Procedures for Tendering Shares” for further details.

Until what time can I withdraw tendered Shares?

You can withdraw some or all of the Shares that you previously tendered in the Offer at any time prior to the Expiration Date. Further, if we have not accepted your Shares for payment by July 8, 2017, you may withdraw them at any time after such date. Once we accept your tendered Shares for payment upon expiration of the Offer, however, you will no longer be able to withdraw them. See “The Offer—Section 4—Withdrawal Rights.”

How do I withdraw tendered Shares?

To withdraw Shares, you must deliver a written notice of withdrawal, or a facsimile of one, which includes the required information, to the Depositary while you have the right to withdraw the Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange to withdraw the Shares. See “The Offer—Section 4—Withdrawal Rights.”

When and how will I be paid for my tendered shares?

If the conditions to the Offer set forth in “The Offer—Section 15—Conditions of the Offer” are satisfied or waived as of the expiration of the Offer, we will pay for all validly tendered and not validly withdrawn shares promptly after the date of expiration of the Offer (but in no event more than three business days thereafter).

We will pay for your validly tendered and not validly withdrawn shares by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered shares will be made only after timely receipt by the Depositary of certificates for such shares (or of a confirmation of a book-entry transfer of such shares as described in “The Offer—Section 3—Procedures for Tendering Shares”), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents for such shares.

Can holders of stock options, restricted share units, restricted shares and/or outstanding purchase rights under any AdvancePierre employee stock purchase plan participate in the Offer?

The Offer is only for Shares that are not subject to vesting conditions and not for any options to purchase Shares, restricted share units (“AdvancePierre RSUs”) or restricted shares, in each case, under AdvancePierre’s 2009 Omnibus Equity Incentive Plan (as amended, the “AdvancePierre Stock Plan”) or purchase rights under AdvancePierre’s Employee Stock Purchase Plan or Amended and Revised Associate Stock Purchase Plan (together, the “AdvancePierre ESPPs”). If you hold unexercised stock options and you wish to participate in the Offer, you must exercise your stock options (to the extent they are exercisable) in accordance with the terms of the AdvancePierre Stock Plan and the applicable award agreement and tender the Shares received upon the exercise in accordance with the terms of the Offer or you can hold your stock options and receive cash compensation pursuant to the terms of the Merger Agreement outside the terms of the Offer. Holders of unexercisable stock options will be unable to exercise such stock options and are not eligible to participate in the Offer with respect to the Shares underlying such stock options Holders of AdvancePierre RSUs or restricted shares under the AdvancePierre Stock Plan and/or purchase rights under the AdvancePierre ESPPs are not eligible to participate in the Offer. However, holders of options to purchase Shares, AdvancePierre RSUs, AdvancePierre Restricted Shares and purchase rights under AdvancePierre ESPPs are entitled to compensation under the Merger Agreement. See “The Offer—Section 13—The Transaction Documents—The Merger Agreement—AdvancePierre ESPPs” and “The Offer—Section 13—The Transaction Documents—The Merger Agreement—AdvancePierre Stock Options, AdvancePierre RSUs and AdvancePierre Restricted Shares.”

Will the Offer be followed by a Merger if not all of the Shares are tendered in the Offer?

If we consummate the Offer, and accordingly acquire a number of Shares that, together with the Shares then owned by Parent and Purchaser and any other direct or indirect wholly owned subsidiary of Parent, represents at least a majority of the Shares then outstanding on a fully diluted basis, then, in accordance with the terms of the Merger Agreement, we will complete the Merger pursuant to Section 251(h) of the DGCL without a vote of the stockholders of AdvancePierre. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required to (nor are we permitted without AdvancePierre’s consent to) accept shares for purchase in the Offer nor will we be able to consummate the Merger.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of AdvancePierre will not be required to vote on the Merger and, if the Merger is consummated, will, if they do not otherwise properly demand appraisal rights under the DGCL, receive the same cash consideration, without interest and less any required withholding of taxes, for their Shares as was payable in the Offer. AdvancePierre stockholders will be entitled to seek appraisal under the DGCL in connection with the Merger with respect to any Shares not tendered in the Offer.

For further information see “The Offer—Section 13—The Transaction Documents—The Merger Agreement—No Stockholder Approval”

If the Offer is consummated, will AdvancePierre continue as a public company?

No. Immediately following consummation of the Offer, we expect to complete the Merger pursuant to applicable provisions of the DGCL, after which the surviving corporation in the Merger will be a wholly owned subsidiary of Parent and the Shares will no longer be publicly traded. For further information see “The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations.”

If I decide not to tender, how will the Offer affect my Shares?

If the Merger takes place, AdvancePierre stockholders not tendering their Shares in the Offer (other than AdvancePierre, any of its subsidiaries, Parent, us or any subsidiary of Parent, or any stockholders who have properly exercised their appraisal rights under Delaware law) will receive cash in an amount equal to the Offer Price, less any required withholding taxes. If we accept and purchase shares in the Offer, we will consummate the Merger as soon as practicable without a vote of or any further action by the stockholders of AdvancePierre, pursuant to the DGCL. Therefore, if the Merger takes place and you do not validly exercise your appraisal rights under Section 262 of the DGCL, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares.

While we intend to consummate the Merger as soon as practicable after we consummate the Offer, if the Merger does not take place and the Offer is consummated, there may be so few remaining stockholders and publicly traded shares that there will no longer be an active or liquid public trading market (or, possibly, any public trading market) for shares held by stockholders other than us. We cannot predict whether the reduction in the number of shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the shares. Also, AdvancePierre may no longer be required to make filings with the SEC or otherwise may no longer be required to comply with the SEC rules relating to publicly held companies. See “The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations” and “The Offer—Section 13—The Transaction Documents—The Merger Agreement.”

Assuming the Minimum Condition is satisfied and we purchase the tendered Shares in the Offer, no stockholder vote will be required to consummate the Merger, and we do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. See “The Offer—Section 12—Purpose of the Offer; Plans for AdvancePierre; Stockholder Approval; Appraisal Rights—No Stockholder Approval.”

Are appraisal rights available in either the Offer or the Merger?

No appraisal rights are available in connection with the Offer. However, pursuant to the DGCL, if the Merger is consummated, stockholders who do not tender their Shares in the Offer will have the right, by fully complying with the applicable provisions of Section 262 of the DGCL, to choose not to accept the consideration payable for their Shares pursuant to the Merger, and instead to demand an appraisal of their Shares by the Court of Chancery of the State of Delaware and receive a cash payment of the “fair value” of their Shares as of the effective time of the Merger as determined by the Court of Chancery of the State of Delaware. The “fair value” of such Shares as of the effective time of the Merger may be more than, less than, or equal to the Offer Price. See “The Offer—Section 12—Purpose of the Offer; Plans for AdvancePierre; Stockholder Approval; Appraisal Rights—Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On April 24, 2017, the last full trading day before a proposal to acquire AdvancePierre was publicly announced, the reported closing sale price of a Share reported on the New York Stock Exchange was $36.67. On May 8, 2017, the last full trading day before the commencement of the Offer, the reported closing sale price of a Share reported on the New York Stock Exchange was $40.29. The Offer Price represents a premium of approximately 41.6% to AdvancePierre’s 60-trading day volume weighted average trading price ending April 5, 2017. You should obtain current market quotations before deciding whether to tender your Shares. See “Section 6—Price Range of Shares; Dividends.”

Does AdvancePierre have the ability to pay regular quarterly dividends on my Shares during the pendency of the Offer and the Merger?

Yes. Under the terms of the Merger Agreement, AdvancePierre is permitted to pay regular quarterly cash dividends to the holders of Shares, restricted shares and restricted stock units (in accordance with their terms in effect as of April 25, 2017) in an amount not exceeding $0.16 per Share per fiscal quarter, in each case (i) with a record date not more than three business days prior to May 18, 2017 and (ii) otherwise in accordance with AdvancePierre’s past practice. See “The Offer—Section 6—Price Range of Shares; Dividends.”

What are the material U.S. federal income tax consequences of exchanging my Shares pursuant to the Offer?

In general, your exchange of Shares for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. You should consult your tax advisor about the tax consequences to you of exchanging your Shares pursuant to the Offer in light of your particular circumstances. See “The Offer—Section 5—Material U.S. Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who can I talk to if I have questions about the Offer?

You can call MacKenzie Partners, Inc., the Information Agent, toll free, at (800) 322-2885 (or please call (212) 929-5500 (collect) if you are located outside of the U.S. or Canada). See the back cover of this Offer to Purchase.

To the Stockholders of AdvancePierre Foods Holdings, Inc.:

INTRODUCTION

DVB Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Tyson Foods, Inc., a Delaware corporation (“Parent”), is offering to purchase all outstanding shares (the “Shares”) of common stock, par value $0.01 per share, of AdvancePierre Foods Holdings, Inc., a Delaware corporation (“AdvancePierre”), for $40.25 per Share (the “Offer Price”), net to the seller in cash, without interest but subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). Unless the context requires otherwise, the terms “we,” “our” and “us” refer to Purchaser.

If you are the record holder of your Shares (i.e., a stock certificate or uncertificated stock has been issued to you), you will not be required to pay brokerage fees, commissions or, except as set forth in Instruction 5 of the Letter of Transmittal, stock transfer taxes on the exchange of Shares for cash pursuant to the Offer. However, if you do not complete and sign the IRS Form W-9 that is included in the Letter of Transmittal or the appropriate IRS Form W-8, as applicable, you may be subject to backup withholding at a rate of 28% on the gross proceeds payable to you. See “The Offer—Section 3—Procedures for Tendering Shares—Backup Withholding.” Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service. Stockholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if they will be charged any transaction fees. We will pay all charges and expenses of American Stock Transfer & Trust Company, LLC (the “Depositary”) and MacKenzie Partners, Inc. the information agent for the Offer (the “Information Agent”) incurred in connection with the Offer. See “The Offer—Section 17—Fees and Expenses.”

We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of April 25, 2017 (as amended from time to time, the “Merger Agreement”), among AdvancePierre, Parent and Purchaser. The Merger Agreement provides, among other things, that as soon as practicable (and in any event within two business days) following the consummation of the Offer, and subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, Purchaser will merge with and into AdvancePierre (the “Merger”), with AdvancePierre continuing as the surviving corporation and a wholly owned subsidiary of Parent. At the time of the Merger (the “Merger Effective Time”), all of the then issued and outstanding Shares (other than (i) Shares owned by Parent, Purchaser, AdvancePierre (or held in AdvancePierre’s treasury) or any direct or indirect wholly owned subsidiary of Parent or AdvancePierre immediately prior to the Merger Effective Time, or (ii) Shares held by any stockholder that has properly exercised appraisal rights under the DGCL) will be converted in the Merger into the right to receive an amount equal to the price per Share paid in the Offer, without interest and subject to any required withholding taxes. The Merger is subject to the satisfaction or waiver of certain conditions described in “The Offer—Section 13—The Transaction Documents—The Merger Agreement—Conditions to the Merger.” “The Offer—Section 13—The Transaction Documents—The Merger Agreement” contains a more detailed description of the Merger Agreement.

The Offer is being made only for Shares that are not subject to vesting conditions and is not made for any options to purchase Shares (the “AdvancePierre Stock Options”), AdvancePierre restricted Share units (the “AdvancePierre RSUs”) or AdvancePierre restricted Shares (the “AdvancePierre Restricted Shares”) or purchase rights under AdvancePierre’s Employee Stock Purchase Plan or Amended and Revised Associate Stock Purchase Plan (together, the “AdvancePierre ESPPs”). However, holders of AdvancePierre Stock Options, AdvancePierre RSUs, AdvancePierre Restricted Share and purchase rights under AdvancePierre ESPPs are entitled to compensation under the Merger Agreement. See “The Offer—Section 13—The Transaction Documents—The Merger Agreement—AdvancePierre Stock Options, AdvancePierre RSUs and AdvancePierre Restricted Shares” for a discussion of the treatment of AdvancePierre Stock Options, AdvancePierre RSUs, AdvancePierre Restricted Shares and AdvancePierre ESPPs in the Merger.

The AdvancePierre board of directors (the “AdvancePierre Board”) has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of AdvancePierre and its stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL, (iii) resolved that the Merger Agreement and the Merger shall be governed by Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the time Purchaser first accepts for payment Shares validly tendered and not withdrawn pursuant to the Offer and (iv) resolved, subject to certain terms set forth in the Merger Agreement, to recommend that the stockholders of AdvancePierre tender their Shares into the Offer.

AdvancePierre will file its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the United States Securities and Exchange Commission (the “SEC”) and disseminate the Schedule 14D-9 to holders of Shares. The Schedule 14D-9 will include a more complete description of the AdvancePierre Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby and therefore stockholders are encouraged to review the Schedule 14D-9 carefully and in its entirety.

The Offer is conditioned on the satisfaction or waiver of, among other things the following conditions:

•	there being validly tendered in accordance with the terms of the Offer and not validly withdrawn, immediately prior to the expiration of the Offer, a number of Shares (excluding any Shares that have not been “received” (as defined in Section 251(h) of the DGCL)) that, together with the Shares owned by Parent, Purchaser and any other direct or indirect wholly owned subsidiary of Parent, represents at least a majority of the Shares then outstanding on a fully-diluted basis as of the date and time at which the acceptance for payment of Shares pursuant to and subject to the Offer occurs (the “Minimum Condition”); and

•	the expiration or termination of any applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), without the imposition of a “Burdensome Condition” (as described in more detail in “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals”).

Other conditions to the Offer are described in “The Offer—Section 15—Conditions to the Offer.” See also “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals.”

According to AdvancePierre, as of the close of business on May 5, 2017, the most recent practicable date, there were (i) 78,726,785 Shares issued and outstanding (of which 462,354 Shares represent unvested AdvancePierre Restricted Shares), (ii) no shares of preferred stock issued and outstanding, (iii) no Shares held by AdvancePierre in its treasury, (iv) no Shares held by AdvancePierre’s subsidiaries and (v) an aggregate of 17,862,730 Shares reserved for issuance under “Employee Plans,” (as defined in the Merger Agreement), of which 644,823 Shares were subject to issuance upon exercise of outstanding AdvancePierre Stock Options (which have a weighted-average exercise price of $25.70 and 185,567 of which were currently exercisable), 757,032 Shares were subject to AdvancePierre RSUs and no rights to purchase any Shares pursuant to the ESPPs.

Assuming no additional Shares are issued prior to the expiration of the Offer, we anticipate that the Minimum Condition would be satisfied if approximately 39,363,393 Shares are validly tendered pursuant to the Offer and not withdrawn as of immediately prior to the Acceptance Time (excluding any Shares that have not been “received” (as defined in Section 251(h) of the DGCL)).

In connection with entering into the Merger Agreement, certain beneficial owners of Shares have entered into a tender and support agreement (the “Tender and Support Agreement”) with Purchaser and Parent, pursuant to which such owners agreed, among other things, to tender their Shares pursuant to the Offer. As of

April 25, 2017, approximately 32,955,232 of the outstanding Shares, representing approximately 42% of the total outstanding Shares (based on 78,664,929 Shares outstanding as of April 21, 2017 (based on the representation of AdvancePierre in the Merger Agreement)), were subject to the Tender and Support Agreement. “The Offer—Section 13—The Transaction Documents—The Tender and Support Agreement.”

Pursuant to the Merger Agreement, from and after the Merger Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, the directors and officers of AdvancePierre, as the surviving corporation in the Merger, will be the directors and officers of Purchaser immediately prior to the Merger Effective Time.

The Offer is conditioned upon the fulfillment of the conditions described in “The Offer—Section 15—Conditions to the Offer.” The Offer will expire at 12:00 midnight, New York City time, at the end of the day on June 6, 2017, unless we extend the Offer. See “The Offer—Section 13—The Transaction Documents—The Merger Agreement—Extensions of the Offer.”

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the conditions to the Offer (including the Minimum Condition) are satisfied and Purchaser consummates the Offer, Purchaser will consummate the Merger pursuant to Section 251(h) of the DGCL without the vote of AdvancePierre’s stockholders.

Certain material U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in “The Offer—Section 5—Material U.S. Federal Income Tax Consequences.”

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of AdvancePierre will be entitled to seek appraisal under the DGCL in connection with the Merger if they do not tender Shares in the Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See “The Offer—Section 12—Purpose of the Offer; Plans for AdvancePierre; Stockholder Approval; Appraisal Rights—Appraisal Rights.”

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

THE OFFER

1. Terms of the Offer

Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay for all of the Shares that were validly tendered and not withdrawn in accordance with the procedures set forth in “—Section 3—Procedures for Tendering Shares” at or prior to the Expiration Date. “Expiration Date” means 12:00 midnight, New York City time, at the end of the day on June 6, 2017, unless extended or earlier terminated, in which event “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

The Offer is subject to the conditions set forth in “—Section 15—Conditions to the Offer” (the “Offer Conditions”), which include, among other things, the (i) satisfaction of the Minimum Condition and (ii) expiration or termination of any applicable waiting period (and any extensions thereof) under the HSR Act without the imposition of a Burdensome Condition (as defined in “—Section 16—Certain Legal Matters; Regulatory Approvals—Regulatory Undertakings”). Subject to the satisfaction and waiver of the conditions to the Offer, we will accept and pay for all Shares validly tendered and not withdrawn pursuant to the Offer promptly after the Expiration Date. “Acceptance Time” means the date and time at which Purchaser first accepts for payment Shares validly tendered and not withdrawn pursuant to the Offer.

Pursuant to the terms of the Merger Agreement, if any of the Offer Conditions are not satisfied or waived at any scheduled Expiration Date, Purchaser must extend the Offer for one or more successive periods not to exceed 10 business days for each individual extension, until such Offer Conditions are satisfied or waived. Purchaser is also required to extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or any period otherwise required by the rules and regulations of the New York Stock Exchange or applicable law. However, in no event will we be required to, and without AdvancePierre’s prior written consent we may not, extend the Offer beyond December 25, 2017 (the “End Date”).

Purchaser and Parent also reserve the right to waive any of the conditions to the Offer, other than the Minimum Condition, which may only be waived with the prior written consent of AdvancePierre, provided that AdvancePierre’s consent is also required for Purchaser and Parent to (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) extend or otherwise change the expiration date of the Offer except as otherwise described under “—Section 13—The Transaction Documents—The Merger Agreement—Extensions of the Offer” below, (iv) amend the Minimum Condition or (v) amend, modify or supplement any of the Offer Conditions or other terms of the Offer described in “—Section 15—Conditions to the Offer” in any manner that broadens such conditions or is otherwise adverse to the holders of the Shares.

Subject to the foregoing paragraph, if we make a material change to the terms of the Offer or waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials, in each case, to the extent required by applicable law. The minimum period during which a tender offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In a published release, the SEC has stated that, in its view, an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought (including, for the avoidance of doubt, a change in price or percentage of securities sought), a minimum of 10 business days generally is required to allow adequate dissemination and investor response. If, prior to the Expiration Date, Purchaser increases the consideration being paid for Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased pursuant to the Offer, whether or not such Shares were tendered prior to the announcement of the increase in consideration.

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

As soon as practicable (and in any event within two business days) after the Acceptance Time, Purchaser and Parent expect to complete the Merger without a vote of the stockholders of AdvancePierre pursuant to Section 251(h) of the DGCL.

The Merger Agreement does not contemplate a subsequent offering period for the Offer.

AdvancePierre has provided us with its stockholder list, security position listings and certain other information regarding the beneficial owners of Shares for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions to the Offer, we will accept for payment and pay for, promptly after the Expiration Date, all of the Shares that were validly tendered and not withdrawn at or prior to the Expiration Date. For information with respect to approvals or other actions that we are or may be required to obtain prior to the completion of the Offer, including under the HSR Act, see “—Section 16—Certain Legal Matters; Regulatory Approvals.”

We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. Upon the deposit of such funds with the Depositary, Purchaser’s obligation to make such payment will be satisfied in full, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

In all cases, payment for Shares accepted for payment will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined below)), (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees, or, in connection with a book-entry transfer of Shares held of record by a clearing corporation as nominee, an Agent’s Message (defined in “—Section 3—Procedures for Tendering Shares—Book-Entry Delivery”) in lieu of the Letter of Transmittal and (iii) any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see “—Section 3—Procedures for Tendering Shares.” Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times.

For the purposes of the Offer, we will be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.

Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

Shares tendered by Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary or unless otherwise mutually agreed by AdvancePierre and us.

If we do not accept for payment any tendered Shares pursuant to the Offer for any reason, or if you submit certificates for more Shares than are tendered, we will return certificates (or cause to be issued new certificates) representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in “Section 3—Procedures for Tendering Shares,” the Shares will be credited to an account maintained at the Depository Trust Company (the “Book-Entry Transfer Facility”), promptly following the expiration, termination or withdrawal of the Offer).

We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

3. Procedures for Tendering Shares

Valid Tender of Shares

Except as set forth below, in order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and signed, together with any required signature guarantees or, in the case of Shares held in book-entry form by a clearing corporation as nominee, an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date and either (i) you must deliver certificates for the Shares representing tendered Shares to the Depositary or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive timely confirmation of the book-entry transfer of the Shares into the Depositary’s account at the Book-Entry Transfer Facility or (ii) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Shares, including through the Book-Entry Transfer Facility, and all other required documents, is at your election and sole risk, and delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend that you use registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Date. In all cases, you should allow sufficient time to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered, (ii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal and (iii) when the Shares are accepted for payment by us, we will acquire good and unencumbered title thereto, free and clear of any liens, restrictions, charges or encumbrances and not be subject to any adverse claims. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions to the Offer.

Book-Entry Delivery

The Depositary has established or will establish an account with respect to the Shares for the purposes of the Offer at the Book-Entry Transfer Facility. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed facsimile thereof) properly completed and duly executed together with any required signature guarantees or, in the case of Shares held of record in book-entry form by a clearing corporation as nominee, an Agent’s Message in lieu of the Letter of Transmittal and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with.

“Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant. An Agent’s Message may only be used in lieu of the Letter of Transmittal for Shares held of record in book-entry form by a clearing corporation as nominee.

Required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase prior to the Expiration Date. Delivery of the enclosed Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees

All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Securities Transfer Agents Medallion Program, the Stock Exchange Medallion Program and the New York Stock Exchange, Inc. Medallion Signature Program or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (each, an “Eligible Institution”), unless the Shares tendered are tendered (i) by a registered holder of Shares who has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

If the Shares are certificated and are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or certificates for the Shares for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered certificates for the Shares must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the certificates for the Shares, with the signatures on the certificates for the Shares or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

If the Shares are certificated and the certificates representing the Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) must accompany each delivery of certificates for the Shares.

Guaranteed Delivery

If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary or cannot complete the procedure for delivery by book-entry transfer prior to the Expiration Date, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depositary by the Expiration Date; and

•

the certificates for all such tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

Shares tendered by Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary or unless otherwise mutually agreed by AdvancePierre and us.

Backup Withholding

If you are a U.S. person, the Depositary generally will be required to withhold at the applicable backup withholding rate (currently 28%) from any payments made to you pursuant to the Offer, unless you provide the Depositary with your correct taxpayer identification number and certify that you are not subject to such backup withholding by completing the IRS Form W-9 included in the Letter of Transmittal or otherwise establish an exemption from backup withholding. If you are a non-U.S. person, you generally will not be subject to backup withholding if you certify your non-U.S. status on the appropriate IRS Form W-8. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

Appointment of Proxy

By executing a Letter of Transmittal, you irrevocably appoint our designees as your attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such powers of attorney and proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares in accordance with the terms of the Offer. Upon such acceptance for payment, all prior powers of attorney and proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Upon such acceptance for payment, our designees will be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of AdvancePierre’s stockholders, by written consent or otherwise. We reserve the right to require that, in order for Shares to be validly tendered, immediately upon our acceptance for payment of such Shares, we are able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting).

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of AdvancePierre’s stockholders.

Determination of Validity

We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination will be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of

Shares. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. Tendering stockholders have the right to challenge our determination with respect to their Shares.

4. Withdrawal Rights

Except as described in this Section 4, tenders of Shares made in the Offer are irrevocable. You may withdraw some or all of the Shares that you have previously tendered in the Offer at any time before the Expiration Date and, if such Shares have not yet been accepted for payment as provided herein, any time after July 8, 2017, which is 60 days from the date of the commencement of the Offer.

If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except to the extent that you duly exercise withdrawal rights as described in this Section 4.

For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Date by again following any of the procedures described in “—Section 3—Procedures for Tendering Shares.”

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction, our determination will be final and binding. Tendering stockholders have the right to challenge our determination with respect to their Shares.

5. Material U.S. Federal Income Tax Consequences

The following discussion summarizes the material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (in each case, as defined below) who exchange Shares pursuant to the Offer or the Merger, and is based upon present law (which may change, possibly with retroactive effect). This summary does not purport to be a comprehensive analysis or description of all potential U.S. federal income consequences of the Offer and the Merger. Due to the individual nature of tax consequences, you are urged to consult your tax advisor as to the specific tax consequences to you of the exchange of Shares pursuant to the Offer or the Merger, including the effects of applicable state, local, non-U.S. and other tax laws. The following discussion applies only if you hold your Shares as a capital asset and assumes that the Shares are not United States real property interests within the meaning of Section 897 of the Code. It may not apply if you acquired your Shares pursuant to the exercise of stock options or are a person otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended (the “Code”), including certain former citizens or residents of the United States. This discussion does not address any aspect of the alternative minimum tax, the Medicare tax on net investment income, U.S. federal gift or estate tax, or state, local or non-U.S. taxation of the Offer and the Merger.

U.S. Holders

Except as otherwise set forth below, the following discussion is limited to the material U.S. federal income tax consequences relevant to a beneficial owner of Shares that is a citizen or individual resident of the United States, a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia, or an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source (a “U.S. Holder”). If a partnership for U.S. federal income tax purposes (a “partnership”) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Persons holding Shares through a partnership should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or the Merger.

Your exchange of Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, if you exchange Shares pursuant to the Offer or the Merger, you will recognize gain or loss equal to the difference between the adjusted tax basis of your Shares and the amount of cash received in exchange therefor (excluding any amounts paid as a dividend on the Shares following the Merger Effective Time, as described below). Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired for the same cost in a single transaction) exchanged pursuant to the Offer or the Merger. Such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if your holding period for the Shares is more than one year as of the date of the exchange of such Shares. Long-term capital gains of noncorporate taxpayers generally are subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to limitations.

In the event that AdvancePierre has declared and set a record date for a dividend and the Merger Effective Time occurs after the record date, but prior to the payment date for such dividend, under the Merger Agreement, Parent has agreed to pay, or cause AdvancePierre to pay, such dividend on the scheduled payment date (a “Post-Closing Dividend”). The U.S. federal income tax consequences of a Post-Closing Dividend are uncertain. However, Parent intends to treat any Post-Closing Dividend as a dividend for U.S. federal income tax purposes. Assuming any Post-Closing Dividend is so treated, a U.S. Holder that receives a Post-Closing Dividend will be subject to U.S. federal income tax on such payment in the same manner as ordinary course dividends paid by AdvancePierre prior to the Merger Effective Time.

Non-U.S. Holders

The following is a summary of the material U.S. federal income tax consequences that will apply if you are a Non-U.S. Holder of Shares. The term “Non-U.S. Holder” means a beneficial owner of Shares that is not a U.S. Holder or a partnership.

Payments made to a Non-U.S. Holder with respect to Shares exchanged in the Offer or the Merger (excluding any amounts paid as a dividend on the Shares following the Merger Effective Time, as described below) generally will not be subject to U.S. federal income tax, unless (i) the gain, if any, on Shares is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to the Non-U.S. Holder’s permanent establishment in the United States), in which event (a) the Non-U.S. Holder will be subject to U.S. federal income tax as described under “U.S. Holders” (but such Non-U.S. Holder should provide an IRS Form W-8ECI instead of an IRS Form W-9) and (b) if the Non-U.S. Holder is a corporation, it may also be subject to branch profits tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) or (ii) the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of sale and certain other conditions are met, in which event the Non-U.S. Holder will be subject to tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of the Shares net of applicable U.S. losses from sales or exchanges of other capital assets recognized during the year.

Under the Merger Agreement, as noted above, Parent has agreed to pay, or cause AdvancePierre to pay, a Post-Closing Dividend. The U.S. federal income tax consequences of a Post-Closing Dividend are uncertain. However, Parent intends to treat any Post-Closing Dividend as a dividend for U.S. federal income tax purposes. Assuming any Post-Closing Dividend is so treated, a Non-U.S. Holder that receives a Post-Closing Dividend will be subject to U.S. federal withholding tax on such payment in the same manner as ordinary course dividends paid by AdvancePierre prior to the Merger Effective Time.

Information Reporting and Backup Withholding

Proceeds from the sale of Shares pursuant to the Offer or the Merger and any Post-Closing Dividend generally are subject to information reporting, and may be subject to backup withholding at the applicable rate (currently 28%) if you fail to provide a valid taxpayer identification number and or to comply with certain certification procedures or otherwise establish an exemption from backup withholding. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service. See “—Section 3—Procedures for Tendering Shares—Backup Withholding.”

6. Price Range of Shares; Dividends

The Shares are listed and principally traded on the NYSE under the symbol “APFH.”

The following table sets forth for the periods indicated the high and low intraday sales prices per Share on the NYSE for each quarterly period since AdvancePierre’s July 15, 2016 initial public offering, and the per Share cash dividend declared for each such quarterly period, as reported in published financial sources:

Quarter Ended	High		Low		Dividends
2016	$		$		$
October 1, 2016 (from July 15, 2016)		27.88		22.99		0.14
December 31, 2016		29.86		24.22		0.14
2017
First Quarter		31.84		26.81		0.16
Second Quarter (through May 8, 2017)		40.79		28.56		—

Under the terms of the Merger Agreement, AdvancePierre has agreed not to declare, set aside or pay any dividend or other distribution in respect of the Shares, except that AdvancePierre may, in compliance with its other contractual obligations and applicable law, continue to declare and pay regular quarterly cash dividends to the holders of Shares, AdvancePierre Restricted Shares and AdvancePierre RSUs (in accordance with their terms in effect as of April 25, 2017) in an amount not to exceed $0.16 per Share per fiscal quarter, in each case (i) with a record date not more than three business days prior to May 18, 2017 and (ii) otherwise in accordance with past practice. Stockholders of record as of the applicable record date will be entitled to receive any such dividend, regardless of whether or when their Shares are tendered or purchased pursuant to the Offer.

On April 24, 2017, the last full trading day before our proposal to acquire AdvancePierre was publicly announced, the reported closing sale price of a Share reported on the New York Stock Exchange was $36.67. On May 8, 2017, the last full trading day before the date of this Offer to Purchase, the reported closing sale price of a Share reported on the New York Stock Exchange was $40.29. The Offer Price represents a premium of approximately 41.6% to AdvancePierre’s 60-trading day volume weighted average trading price ending April 5, 2017. Before deciding whether to tender, you should obtain a current market quotation for the Shares.

7. Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations

Assuming the Minimum Condition is satisfied and we purchase the Shares in the Offer, no stockholder vote will be required to consummate the Merger. Following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions contained in the Merger Agreement, we intend to consummate the Merger as soon as practicable.

Possible Effects of the Offer on the Market for the Shares

While we intend to consummate the Merger as soon as practicable after consummation of the Offer, if the Offer is consummated but the Merger does not occur, the number of stockholders, and the number of Shares that are still in the hands of the public, may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by stockholders other than Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer. If the Merger is consummated, stockholders not tendering their Shares in the Offer (other than AdvancePierre, any of its subsidiaries, Parent, us or any subsidiary of Parent, or any person who has properly exercised his appraisal rights under Section 262 of the DGCL) will receive cash in an amount equal to the price per Share paid in the Offer.

Stock Exchange Listing

Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the NYSE. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continued listing on the NYSE, the market for the Shares could be adversely affected. According to the NYSE’s published guidelines, the Shares would not meet the criteria for continued listing on the NYSE if, among other things, (i) there were fewer than 400 stockholders, (ii) there were fewer than 1,200 stockholders and the average monthly trading volume was less than 100,000 Shares over the most recent 12 months, (iii) the number of publicly held Shares (excluding Shares held by officers, directors, their immediate families and other concentrated holdings of 10% or more) were less than 600,000, or (iv) the aggregate market value of the publicly held Shares was less than $50 million over a consecutive 30 trading-day period. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the standards for continued listing on the NYSE and the listing of Shares is discontinued, the market for the Shares could be adversely affected.

If the NYSE were to delist the Shares (which we intend to cause AdvancePierre to seek if we acquire control of AdvancePierre and the Shares no longer meet the criteria for continued listing on the NYSE), it is possible that the Shares would trade on another securities exchange or in the over-the-counter market and that price quotations for the Shares would be reported by such exchange or through other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Registration under the Exchange Act

The Shares are currently registered under the Exchange Act. While we intend to consummate the Merger as soon as practicable after consummation of the Offer, if the Offer is consummated but the Merger does not occur, the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon application of AdvancePierre to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act, assuming there are no other securities of

AdvancePierre subject to registration, would substantially reduce the information required to be furnished by AdvancePierre to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) thereof, the requirement to furnish a proxy statement pursuant to Section 14(a) thereof in connection with a stockholders’ meeting and the related requirement to furnish an annual report to stockholders, and the requirements of Rule 13e-3 thereof with respect to “going private” transactions, no longer applicable to AdvancePierre. Furthermore, “affiliates” of AdvancePierre and persons holding “restricted securities” of AdvancePierre may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for stock exchange listing.

Following the purchase of Shares in the Offer and subject to the satisfaction or waiver of the remaining conditions contained in the Merger Agreement, we will consummate the Merger as soon as practicable, following which the Shares will no longer be publicly owned. Following the consummation of the Merger, we intend to take steps to cause the termination of the registration of Shares under the Exchange Act as promptly as practicable and may in the future take steps to cause the suspension of all of AdvancePierre’s reporting obligations under the Exchange Act.

Margin Regulations

The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8. Certain Information Concerning AdvancePierre

Except as specifically set forth in this Offer to Purchase, the information concerning AdvancePierre contained in this Offer to Purchase has been taken from or is based upon information furnished by AdvancePierre or its representations or upon publicly available documents and records on file with the SEC and other public sources. The summary information below is qualified in its entirety by reference to AdvancePierre’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, none of Purchaser or any of its affiliates or assigns, the Information Agent or the Depositary assumes any responsibility for the accuracy or completeness of the information concerning AdvancePierre, whether furnished by AdvancePierre or contained in such documents and records, or for any failure by AdvancePierre to disclose events that may have occurred or that may affect the significance or accuracy of any such information that is unknown to Purchaser or any of its affiliates or assigns, the Information Agent or the Depositary, as applicable.

General. According to AdvancePierre’s Registration Statement on Form S-1 filed January 5, 2017, AdvancePierre was originally incorporated in the State of Delaware on December 5, 2008 under the name “Pierre Foods Holding Corporation” and changed its name to AdvancePierre Foods Holdings, Inc. on March 16, 2016. According to AdvancePierre’s Annual Report on Form 10-K for the year ended December 31, 2016 (the “AdvancePierre 10-K”), the principal executive offices of AdvancePierre are located at 9987 Carver Road, Suite 500, Blue Ash, OH 45242 and its telephone number is (800) 969-2747. According to the AdvancePierre 10-K, AdvancePierre is a leading national producer and distributor of value-added, convenient, ready-to-eat lunch and dinner sandwiches, sandwich components and other entrées and snacks to a variety of distribution outlets including foodservice, retail and convenience store providers.

Additional Information. The Shares are registered under the Exchange Act. Accordingly, AdvancePierre is subject to the informational reporting requirements of the Exchange Act and in accordance therewith files and furnishes periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning AdvancePierre’s directors and officers, their remuneration, stock options and other equity awards granted to them, the principal holders of AdvancePierre’s securities, any material interests of such persons in transactions with AdvancePierre’s and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on April 13, 2017 and first mailed to AdvancePierre’s stockholders on or about April 13, 2017. You may read and copy any such reports, statements or other information at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. AdvancePierre’s filings are also available to the public from commercial document retrieval services and at the SEC’s Web site at http://www.sec.gov.

9. Certain Information Concerning Purchaser, Parent and the Partnership

We are a Delaware corporation incorporated on April 21, 2017, with principal executive offices at 2200 West Don Tyson Parkway, Springdale, AR 72762-6999. The telephone number of our principal executive offices is (479) 290-4000. To date, we have engaged in no activities other than those incidental to our formation and the commencement of the Offer. We have no assets or liabilities other than the contractual rights and obligations related to the Merger Agreement. Upon the completion of the Merger, our separate corporate existence will cease and AdvancePierre will continue as the surviving corporation in the Merger. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser is a wholly owned subsidiary of Parent.

Parent was founded in 1935 and was incorporated as a Delaware corporation in 1986 with its principal executive offices located at 2200 West Don Tyson Parkway, Springdale, AR 72762-6999. The telephone number of Parent’s principal executive offices is (479) 290-4000. Parent is one of the world’s largest food companies with leading brands such as Tyson®, Jimmy Dean®, Hillshire Farm®, Sara Lee®, Ball Park®, Wright®, Aidells® and State Fair®. Parent is a recognized market leader in beef, pork and chicken as well as prepared foods, including bacon, breakfast sausage, turkey, lunchmeat, hot dogs, pizza crusts and toppings, tortillas and desserts.

Tyson Limited Partnership (the “Partnership”) was incorporated in Delaware in 1990 with its principal executive offices located at 2200 West Don Tyson Parkway, Springdale, AR 72762-6999. The telephone number of the Partnership’s principal executive offices is (479) 290-4000. As of May 2, 2017, the Partnership owned (i) 70,000,000 shares of Class B Common Stock of Parent or 99.98% of the total outstanding shares of such class and (ii) 2,743,680 shares of Class A Common Stock of Parent, which together represent approximately 71.14% of the aggregate voting power of the outstanding shares of Parent’s common stock. The Donald J. Tyson Revocable Trust has a 44.44% interest as a general partner in the Partnership. John Tyson has a 33.33% interest as a general partner in the Partnership. Each of Barbara A. Tyson and Harry C. Erwin has an 11.115% interest as a general partner in the Partnership. There is no managing general partner of the Partnership. Decisions by the Partnership are made pursuant to a majority vote of the general partnership interests and no single person holds a veto right.

The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director, executive officer and general partner of Parent, Purchaser and the Partnership, as applicable, and certain other information are set forth on Schedule I hereto.

Except as set forth elsewhere in this Offer to Purchase or Schedule I hereto: (i) none of Purchaser, Parent, the Partnership or, to Purchaser’s, Parent’s and the Partnership’s best knowledge after due inquiry, the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent, Purchaser, the Partnership or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of AdvancePierre; (ii) none of Purchaser, Parent, the Partnership or, to Purchaser’s,

Parent’s and the Partnership’s best knowledge after due inquiry, the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of AdvancePierre during the past 60 days; (iii) none of Purchaser, Parent, the Partnership or, to Purchaser’s, Parent’s and the Partnership’s best knowledge after due inquiry, the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of AdvancePierre (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between Purchaser, Parent, the Partnership, their respective subsidiaries or, to Purchaser’s, Parent’s and the Partnership’s best knowledge after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and AdvancePierre or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; (v) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Purchaser, Parent, the Partnership, their respective subsidiaries or, to Purchaser, Parent, the Partnership or, to Purchaser’s, Parent’s and the Partnership’s best knowledge after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and AdvancePierre or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets; (vi) none of Purchaser, Parent, the Partnership or, to Purchaser, Parent, the Partnership or, to Purchaser’s, Parent’s and the Partnership’s best knowledge after due inquiry, the persons listed in Schedule I to this Offer to Purchase has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); and (vii) none of Purchaser, Parent, the Partnership or, to Purchaser, Parent, the Partnership or, to Purchaser’s, Parent’s and the Partnership’s best knowledge after due inquiry, the persons listed in Schedule I to this Offer to Purchase has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

We do not believe our financial condition or the financial condition of Parent is relevant to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made for all outstanding Shares solely for cash, (ii) consummation of the Offer is not conditioned upon any financing arrangements or subject to a financing condition, (iii) Parent expects to have, and will arrange for us to have, sufficient funds to purchase all Shares validly tendered and not validly withdrawn in the Offer and to acquire the remaining outstanding Shares in the Merger and to pay related fees and expenses, and (iv) if we consummate the Offer, we will acquire all remaining Shares for the same cash price as was paid in the Offer (i.e., the Offer Price).

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (which we refer to as the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Parent has filed electronically with the SEC.

10. Source and Amount of Funds

We estimate that we will need approximately $3.2 billion to purchase all Shares pursuant to the Offer and the Merger, to pay amounts in respect of outstanding AdvancePierre Stock Options, AdvancePierre RSUs, AdvancePierre Restricted Shares under the AdvancePierre Stock Plan and purchase rights under the AdvancePierre ESPPs held by AdvancePierre participants thereunder, to pay related fees and expenses and to pay all other amounts that may become due and payable as a result of the Offer and the Merger. The Offer is not conditioned upon any financing arrangements or subject to a financing condition. Parent will provide us with the necessary funds to pay for the Offer through cash on hand, borrowings under the credit facilities described below and/or the proceeds of one or more issuances of debt or equity securities of Parent.

Bridge Facility. On April 25, 2017, Parent entered into a Commitment Letter (the “Bridge Commitment Letter”) with Morgan Stanley Senior Funding, Inc. (“Morgan Stanley”) under which Morgan Stanley committed to provide a 364-day senior unsecured bridge facility to Parent in an aggregate principal amount of up to $4.5 billion (the “Bridge Facility” and the commitments in respect thereof, the “Bridge Commitments”). Upon Tyson’s entering into the $1.8 billion senior unsecured term loan facility described below, the Bridge Commitments will be reduced on a dollar-for-dollar basis. The lenders in respect of the Bridge Facility (the “Bridge Lenders”) will not be obligated to lend until the satisfaction or waiver of the conditions precedent to the consummation of the Offer in accordance with the terms and conditions of the Merger Agreement, among other conditions. If the Bridge Facility is not funded, the Bridge Commitments will automatically terminate upon the earliest of (i) December 25, 2017, (ii) the closing of the Merger without the use of the Bridge Facility and (iii) the abandonment by Parent of the Merger or the termination of Parent or Purchaser’s obligations under the Merger Agreement to consummate the Merger in accordance with its terms.

Interest Rates and Fees. Borrowings under the Bridge Facility, if any, will be unsecured and will mature on the date that is 364 days after the date of consummation of the Merger. Borrowings under the Bridge Facility, if any, will bear interest at a rate per annum equal to, at the option of Parent, (i) the highest of (a) Morgan Stanley’s prime rate, (b) a rate equal to the federal funds effective rate plus 0.50% per annum and (c) a rate based on certain rates offered for U.S. dollar deposits in the London interbank market (the “Eurocurrency Rate”) plus 1.0%, or (ii) the Eurocurrency Rate, in each case plus a margin that fluctuates based upon Parent’s credit ratings as assigned by S&P, Moody’s and Fitch from time to time (the “Credit Ratings”). Each Bridge Lender will be entitled to a commitment fee, payable quarterly in arrears, equal to 0.15% on the daily undrawn amount of its Bridge Commitments, which fee will accrue during the period beginning on June 24, 2017 and ending upon final repayment or termination of the Bridge Commitments. In addition, Parent will be required to pay each Bridge Lender duration fees 90 days, 180 days and 270 days after the date on which all conditions precedent to the consummation of the Offer are satisfied, which fees will be based on the aggregate principal amount of loans and undrawn Bridge Commitments outstanding under the Bridge Facility on such dates.

Other Terms. The Bridge Facility is expected to contain representations and warranties customary for credit facilities of this nature, including as to financial condition; litigation; no conflict with material agreements or instruments; compliance with law; payment of taxes; ERISA; insurance; solvency; and OFAC, FCPA and PATRIOT Act.

11. Background of the Offer; Contacts with AdvancePierre

The information set forth below regarding AdvancePierre not involving Parent or Purchaser was provided by AdvancePierre, and none of Parent, Purchaser or any of their affiliates or representatives assumes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which none of Parent, Purchaser or any of their affiliates or representatives participated.

Background of the Offer

In early 2015, Parent entered into a non-disclosure agreement with AdvancePierre in connection with a possible acquisition of AdvancePierre by Parent but subsequently declined to participate further in the AdvancePierre sale process.

On April 4, 2017, Morgan Stanley, on behalf of and at the direction of Parent, contacted Matthew Wilson, a member of the AdvancePierre Board and a principal of Oaktree, and orally indicated Parent’s interest in potentially acquiring AdvancePierre. No offer price or other terms of any potential transaction were discussed.

On April 7, 2017, on behalf of and at the direction of Parent, Morgan Stanley contacted representatives of Oaktree and orally indicated Parent’s interest in potentially acquiring AdvancePierre at a price per Share within a range of $36.00 to $38.00 in cash, and that Parent assumed the Tax Receivable Agreement settlement amount was approximately $200.00 million. Parent also requested a site visit to AdvancePierre’s manufacturing facilities, meetings with members of AdvancePierre’s management and that AdvancePierre negotiate exclusively with Parent regarding a potential transaction. Later on April 7, Mr. Wilson contacted a representative of Morgan Stanley and conveyed his disappointment in Parent’s proposed range of prices.

On April 9, 2017, on behalf of AdvancePierre, certain AdvancePierre Board members, Credit Suisse Securities (USA) LLC (“Credit Suisse”), financial advisor to AdvancePierre, and another investment banking firm of national reputation contacted Morgan Stanley by telephone. During this call, Mr. Hollis, on behalf of the AdvancePierre Board, communicated that the range of prices proposed by Parent was not sufficient, and that in order for the AdvancePierre Board to have an interest in exploring a potential transaction with Parent, the consideration offered would need to be meaningfully increased beyond $38.00 per Share. AdvancePierre sent to Morgan Stanley a non-disclosure agreement, which included a standstill obligation, for Parent’s review.

Later on April 9, 2017, Morgan Stanley contacted Mr. Hollis and orally indicated that Parent had increased the top end of its proposal range to $39.00 per Share in cash, but that Parent was unable to consider a price in excess of $39.00 per Share without a site visit to AdvancePierre’s manufacturing facilities. Morgan Stanley also indicated that Parent was not willing to enter into a non-disclosure agreement that contained a standstill provision as Parent wished to maintain its flexibility.

On April 11, 2017, a telephonic meeting was held among certain members of the AdvancePierre Board, Tom Hayes, the President and Chief Executive Officer of Parent, and Dennis Leatherby, the Chief Financial Officer of Parent, during which they discussed the AdvancePierre Board’s view that a non-disclosure and standstill agreement was a prerequisite to any potential site visit by Parent’s representatives to AdvancePierre’s manufacturing facilities and to any management meetings during which material non-public information would be shared.

On April 11, 2017, on behalf of AdvancePierre, Credit Suisse contacted Morgan Stanley to propose a meeting between members of AdvancePierre’s management and representatives of Parent and convey Oaktree’s willingness to delay the roadshow for its previously announced secondary offering.

On April 13, 2017, members of AdvancePierre’s management met with members of Parent’s management, including Mr. Hayes, and provided information not constituting material non-public information as to the state of AdvancePierre’s manufacturing facilities.

Later on April 13, 2017, Morgan Stanley orally conveyed to Credit Suisse and Moelis & Company LLC (“Moelis”), also a financial advisor to AdvancePierre, that Parent believed its proposed price of $39.00 per Share in cash was a full and fair price for AdvancePierre given certain capital expenditures Parent believed it would need to make after acquiring AdvancePierre, and that Parent was unlikely to increase its proposed price. Morgan Stanley also indicated that there was no longer a need for visits to AdvancePierre’s manufacturing facilities.

On April 17, 2017, Morgan Stanley, on behalf of and at the direction of Parent, sent to Mr. Hollis, Credit Suisse and Moelis a written non-binding indication of interest to acquire AdvancePierre at a price of $39.00 per Share in cash. Among other items, the indication of interest indicated that the proposed price represented an implied premium of approximately 36% to AdvancePierre’s 60-day volume weighted average stock price, was not subject to a financing condition and was conditioned upon the execution of a mutually satisfactory merger agreement and Parent receiving a support agreement from Oaktree.

On April 19, 2017, on behalf of AdvancePierre, Credit Suisse and Moelis conveyed to Morgan Stanley AdvancePierre’s counterproposal of $42.50 per Share in cash and requested confirmation that Parent intended to assume all of AdvancePierre’s obligations, including under the Tax Receivable Agreement.

Later on April 19, 2017, Morgan Stanley contacted Credit Suisse and Moelis and verbally relayed a revised proposal on behalf of and at the direction of Parent that reflected an increased price of $40.00 per Share in cash, noting that Parent had strongly considered a much smaller price increase. Other terms of the proposal included the execution of a support agreement with Oaktree and its affiliates (the “Supporting Stockholders”), an agreement to include in the merger agreement a fiduciary out for the AdvancePierre Board for a superior proposal with the option for Parent to match any such proposal, a termination fee payable to Parent equal to 3.5% of the equity value of the transaction under certain circumstances including if AdvancePierre exercised its fiduciary out, no financing condition and no additional due diligence.

On April 20, 2017, on behalf of AdvancePierre, Credit Suisse and Moelis conveyed to Morgan Stanley AdvancePierre’s counterproposal of $41.50 per Share in cash and a termination fee payable to parent equal to 2.5% of the equity value of the transaction.

Later on April 20, 2017, Morgan Stanley contacted Credit Suisse and Moelis and verbally relayed a revised proposal on behalf of and at the direction of Parent that reflected an increased price of $40.25 per Share in cash and would permit AdvancePierre to continue to pay its regular quarterly dividend during the period between signing and closing, and indicated that this was Parent’s best and final offer. Other terms included a $100.00 million termination fee (approximately 3.1% of the equity value of the transaction) and a regulatory approvals covenant that placed the risk of any antitrust regulatory approval solely on AdvancePierre.

Later on April 20, 2017, representatives of Davis Polk & Wardwell LLP (“Davis Polk”), legal counsel to Parent, sent to AdvancePierre’s legal counsel, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), a draft of the Merger Agreement and a draft of a Tender and Support Agreement under which the Supporting Stockholders would agree to tender their Shares in the Offer. The initial draft of the Merger Agreement provided for the transaction to be structured as a tender offer followed by a second-step merger under Section 251(h) of the DGCL.

Throughout the morning of April 21, 2017, representatives of Davis Polk and Skadden discussed the key terms of the Merger Agreement.

On April 22, 2017, Skadden sent a revised draft of the Merger Agreement to Davis Polk reflecting, among other things, a proposed increase in the consideration to $40.75 per Share in cash, an $89.00 million termination fee (approximately 2.7% of the equity value of the transaction), an expansion of Parent’s required level of cooperation to obtain regulatory approvals, revisions to the non-solicitation covenant and the AdvancePierre Board’s fiduciary out, and certain changes to the circumstances under which the Merger Agreement could be terminated and the termination fee would be payable. Oaktree’s legal counsel, Latham & Watkins LLP (“Latham”), also sent a revised draft of the Tender and Support Agreement to Davis Polk, which, among other things, provided for the Tender and Support Agreement to terminate upon a recommendation change by the AdvancePierre Board (in addition to upon a termination of the Merger Agreement, as initially proposed by Parent).

Later on April 22, 2017, Morgan Stanley contacted Credit Suisse and Moelis and reaffirmed on behalf of and at the direction of Parent that Parent’s proposal of a purchase price of $40.25 per Share in cash and a $100.00 million termination fee payable to Parent was Parent’s best and final offer.

During the course of April 22, 2017 and April 23, 2017, representatives of Skadden, Davis Polk and Latham participated in a number of conference calls, and exchanged drafts of the Merger Agreement and the Tender and Support Agreement, during which they negotiated the terms and conditions of the Merger Agreement and the Tender and Support Agreement, including, among other terms, carve-outs to the definition of material adverse effect, the scope of the representations and warranties and the termination provisions. On April 23, 2017, Parent entered into a non-disclosure agreement with respect to AdvancePierre’s confidential information. In response to due diligence requests, AdvancePierre provided Parent with certain information regarding AdvancePierre’s net operating losses and the income tax receivable agreement and Skadden and Davis Polk discussed matters related to the regulatory approvals for the transaction and the related efforts and cooperation required to obtain such approval.

During the course of April 23, 2017 and April 24, 2017, representatives of AdvancePierre and Parent, assisted by their respective legal counsel, continued to negotiate and finalize the proposed terms of the Merger Agreement and the Tender and Support Agreement, during which Parent and AdvancePierre agreed to mutually acceptable resolutions on the open items, including, in the Merger Agreement, an increase in the level of Parent’s cooperation required under the regulatory approvals covenant, and, in the Tender and Support Agreement, that it would terminate upon a change in the AdvancePierre Board’s recommendation.

On the morning of April 25, 2017, AdvancePierre, Parent and Purchaser executed and delivered the Merger Agreement and the appropriate parties executed and delivered the Tender and Support Agreement.

On April 25, 2017, AdvancePierre and Parent issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of the Offer. The joint press release is included as Exhibit (a)(5)(A) hereto and is incorporated by reference.

Past Contacts, Transactions, Negotiations and Agreements

For more information on the Merger Agreement and the other agreements between AdvancePierre and Purchaser and their respective related parties, see “—Section 9—Certain Information Concerning Purchaser, Parent, and the Partnership” “Section 10 —Source and Amount of Funds” and “Section 13—The Transaction Documents.”

12. Purpose of the Offer; Plans for AdvancePierre; Stockholder Approval; Appraisal Rights

Purpose of the Offer; Plans for AdvancePierre

The purpose of the Offer and the Merger is for Parent to acquire control of, and the entire equity interest in, AdvancePierre. The Offer, as the first step in the acquisition of AdvancePierre, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is to acquire all capital stock of AdvancePierre not purchased pursuant to the Offer and to cause AdvancePierre to become a wholly owned subsidiary of Parent.

We currently intend, as soon as practicable (and in any event within two business days) after the Acceptance Time, and subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, to consummate the Merger pursuant to the Merger Agreement. As described in “—Section 13—The Transaction Documents—The Merger Agreement—The Merger”, the Shares acquired in the Offer will be canceled in the Merger and the capital stock of AdvancePierre as the surviving corporation will be the capital stock of Purchaser. At the Merger Effective Time, the directors of the Purchaser immediately prior to the Merger Effective Time will be directors of AdvancePierre as the surviving corporation, and the officers of the Purchaser immediately prior to the Merger Effective Time will be the officers of AdvancePierre as the surviving corporation. At the Merger Effective Time, the certificate of incorporation of the surviving corporation in the Merger will be amended and restated in its entirety so as to read in the form set forth on Exhibit A to the Merger Agreement, and the bylaws of Purchaser in effect at the Merger Effective Time will be the bylaws of the surviving corporation in the Merger. See “—Section 13—The Transaction Documents—The Merger Agreement—The Merger.” Upon completion of the Merger, the Shares currently listed on the NYSE will cease to be listed on the NYSE and will subsequently be deregistered under the Exchange Act.

If you sell your Shares in the Offer, you will cease to have any equity interest in AdvancePierre or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in AdvancePierre. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of AdvancePierre.

If we accept Shares for payment pursuant to the Offer, we will obtain control over the management of AdvancePierre and the AdvancePierre Board shortly thereafter. Parent and Purchaser are conducting a detailed review of AdvancePierre and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider what changes would be desirable in light of the circumstances that exist upon completion of the Offer. Parent and Purchaser will continue to evaluate the business and operations of AdvancePierre during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, AdvancePierre intends to review such information as part of a comprehensive review of AdvancePierre’s business, operations, capitalization and management with a view to optimizing development of AdvancePierre’s potential in conjunction with AdvancePierre’s and Parent’s existing businesses. However, plans may change based on further analysis, including changes in AdvancePierre’s business, corporate structure, charter, bylaws, capitalization, board of directors and management.

Except as set forth in this Offer to Purchase, Parent, Purchaser and the Partnership have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving AdvancePierre or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of AdvancePierre, (iii) any material change in AdvancePierre’s capitalization or dividend policy, (iv) any other material change in AdvancePierre’s corporate structure or business, (v) changes to the management of AdvancePierre or the AdvancePierre Board, (vi) a class of securities of AdvancePierre being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of AdvancePierre being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

To the best knowledge of Parent, Purchaser and the Partnership, except for certain pre-existing agreements to be described in the Schedule 14D-9, no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of AdvancePierre, on the one hand, and Parent, Purchaser or AdvancePierre, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of AdvancePierre entering into any such agreement, arrangement or understanding.

No Stockholder Approval

If the Offer is consummated, we will not seek the approval of AdvancePierre’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL generally provides that if, following consummation of a tender offer for a public corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the vote of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we will affect the closing of the Merger without a vote of the stockholders of AdvancePierre in accordance with Section 251(h) of the DGCL.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, pursuant to the DGCL, stockholders who do not tender their Shares in the Offer will have the right, by fully complying with the applicable provisions of Section 262 of the DGCL, to choose not to accept the consideration payable for their Shares pursuant to the Merger, and instead to demand an appraisal of their shares by the Court of Chancery of the State of Delaware and to receive a cash payment of the “fair value” of their Shares as of the Merger Effective Time as determined by the Court of Chancery of the State of Delaware. The “fair value” of such Shares may be more than, less than, or equal to the Offer Price.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to seek appraisal of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

As will be described more fully in the Schedule 14D-9, in order to exercise appraisal rights under Section 262 of the DGCL in connection with the Merger, a stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to AdvancePierre a written demand for appraisal of Shares held, which demand must reasonably inform AdvancePierre of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer;

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Merger Effective Time; and

•	strictly follow the statutory procedures for perfecting appraisal rights under Section 262 of the DGCL.

Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so in connection with the Merger, should review the Schedule 14D-9 and Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

The foregoing summary of the rights of AdvancePierre’s stockholders to appraisal rights under the DGCL in connection with the Merger does not purport to be a complete statement of the procedures to be followed by the stockholders of AdvancePierre desiring to exercise appraisal rights in connection with the Merger and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights in connection with the Merger requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL will be included as Annex B to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares pursuant to the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the Offer Conditions, you will receive the Offer Price for your Shares.

13. The Transaction Documents

The Merger Agreement

The following summary description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which Purchaser has included as Exhibit (d)(1) to the Tender Offer Statement on Schedule TO and incorporated herein by reference. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in “—Section 9—Certain Information Concerning Purchaser, Parent and the Partnership.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The summary description has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Parent, Purchaser, AdvancePierre or their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact, but rather, as a method of allocating risk and governing the contractual rights and relationships among the parties to the Merger Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by AdvancePierre’s stockholders. In reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties, covenants or descriptions were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or conditions of Parent, Purchaser, AdvancePierre or their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may have changed or may change after April 25, 2017, which subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, the representations, warranties, covenants or descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Parent, its affiliates and AdvancePierre publicly file.

The Offer

Upon the terms and subject to the conditions set forth in the Merger Agreement, Purchaser has agreed to commence a cash tender offer (as promptly as practicable, but in no event later than May 9, 2017) for all of the Shares at a purchase price of $40.25 per Share net to the seller in cash, without interest but subject to any required withholding of taxes. Purchaser’s obligation to accept for payment and pay for Shares validly tendered in accordance with the terms of the Offer and “received” (as defined in Section 251(h) of the DGCL) and not validly withdrawn pursuant to the Offer is subject to, among other conditions, the satisfaction of the Minimum Condition (as defined in “Introduction” to this Offer to Purchase)), the expiration or termination of any applicable waiting period (and any extension thereof) under the HSR Act and the satisfaction or waiver of the other Offer Conditions set forth in “—Section 15—Conditions to the Offer.”

Purchaser and Parent expressly reserve the right to waive any of the Offer Conditions or make any change to the terms of the Offer, except that, without the prior consent of AdvancePierre, Purchaser and Parent will not:

•	waive or change the Minimum Condition (see the “Introduction” to this Offer to Purchase);

•	decrease the Offer Price;

•	change the form of consideration to be paid in the Offer;

•	decrease the number of Shares sought in the Offer;

•	extend or otherwise change the expiration date of the Offer except as otherwise provided by the terms of the Merger Agreement (see “—Extensions of the Offer.”); or

•	otherwise amend, modify or supplement any of the Offer Conditions or other terms of the Offer in any manner that broadens such conditions or is otherwise adverse to the holders of the Shares.

Initial Expiration of the Offer; Extensions of the Offer

The initial Expiration Date and time of the Offer is 12:00 midnight, New York City time, at the end of the day on June 6, 2017, which is the date that is 20 business days after the commencement of the Offer. If any of the Offer Conditions is not satisfied or waived at any scheduled Expiration Date, Purchaser must extend the Offer for one or more successive periods not to exceed 10 business days for each individual extension, until such Offer Conditions are satisfied or waived. Purchaser is also required to extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or any period otherwise required by the rules and regulations of the New York Stock Exchange or applicable law. However, in no event will we be required to, and without AdvancePierre’s prior written consent we may not, extend the Offer beyond the End Date.

The Merger Agreement obligates Purchaser, subject to the satisfaction or waiver of the conditions set forth in “—Section 15—Conditions to the Offer,” to accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after the Expiration Date.

The Merger

As soon as practicable following the consummation of the Offer, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into AdvancePierre with AdvancePierre continuing as the surviving corporation and a wholly owned subsidiary of Parent. The Merger will be governed by Section 251(h) of the DGCL and will be effected as soon as practicable (but in no event later than two business days following) the consummation of the Offer upon the terms and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement.

At the Merger Effective Time, the certificate of incorporation of AdvancePierre as in effect immediately prior to the Merger Effective Time will be amended and restated in its entirety so as to read in the form set forth on Exhibit A to the Merger Agreement. The bylaws of Purchaser as in effect immediately prior to the Merger Effective Time will be the bylaws of AdvancePierre as the surviving corporation. At the Merger Effective Time, the directors of the Purchaser immediately prior to the Merger Effective Time will be directors of AdvancePierre as the surviving corporation, and the officers of the Purchaser immediately prior to the Merger Effective Time will be the officers of AdvancePierre as the surviving corporation.

At the Merger Effective Time, each outstanding Share (other than Shares held by AdvancePierre, any of its subsidiaries, Parent, us or any subsidiary of Parent, or any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL) will be automatically converted into the right to receive the Offer Price, in cash and without interest (the “Merger Consideration”), less any required withholding taxes. Each Share owned by any wholly owned subsidiary of either the AdvancePierre or Parent (other than Purchaser) at the commencement of the Offer, will be converted into such number of shares of the surviving corporation such that each such subsidiary owns the same percentage of stock of the surviving corporation as such subsidiary owned in AdvancePierre. Each Share of common stock of Purchaser outstanding immediately prior to the Effective time will be automatically converted into and become one fully paid nonassessable share of common stock of the surviving corporation.

AdvancePierre Stock Options, AdvancePierre RSUs and AdvancePierre Restricted Shares

The Merger Agreement provides that, at or immediately prior to the Merger Effective Time, each AdvancePierre Stock Option that is outstanding as of the Merger Effective Time will be canceled and converted into the right to receive, at or promptly after the Merger Effective Time, an amount in cash determined by multiplying (i) the excess, if any, of the Merger Consideration over the applicable exercise price of such canceled AdvancePierre Stock Option by (ii) the number of Shares subject to such AdvancePierre Stock Option immediately prior to the Merger Effective Time, without interest and subject to any applicable withholding or other taxes required by applicable law to be withheld.

The Merger Agreement provides that, at or immediately prior to the Merger Effective Time, each AdvancePierre RSU that is outstanding as of the Merger Effective Time will be canceled and converted into the right to receive, at or promptly after the Merger Effective Time, an amount in cash equal to the product of (i) the Merger Consideration multiplied by (ii) the number of Shares subject to such AdvancePierre RSU, without interest and subject to any applicable withholding or other taxes required by applicable law to be withheld.

The Merger Agreement provides that, at or immediately prior to the Merger Effective Time, each AdvancePierre Restricted Share that is outstanding as of the Merger Effective Time will be converted into the right to receive, at or promptly after the Merger Effective Time, an amount in cash equal to the Merger Consideration, without interest and subject to any applicable withholding or other taxes required by applicable law to be withheld.

AdvancePierre ESPPs

The Merger Agreement provides that, from and after the date of the Merger Agreement, AdvancePierre will take all actions necessary to ensure that (i) no new participants are permitted to participate in the AdvancePierre ESPPs and that participants may not increase their payroll deductions or purchase elections from those in effect on the date of the Merger Agreement, (ii) except for the offering or purchase period under the AdvancePierre ESPPs that is in effect on the date of the Merger Agreement (the “Final Offering Period”), no offering or purchase period will be authorized, continued or commenced following the date of the Merger Agreement and (iii) notice is provided to participants describing the treatment of the AdvancePierre ESPPs pursuant to the Merger Agreement. If the Merger Effective Time occurs during the Final Offering Period, the Final Offering Period will terminate no later than the day immediately prior to the Merger Effective Time, and AdvancePierre will cause the exercise date applicable to the Final Offering Period to accelerate and occur on such termination date with respect to any then-outstanding purchase rights. All amounts allocated to each participant’s account under the AdvancePierre ESPPs at the end of the Final Offering Period will be used to purchase from AdvancePierre whole Shares under the terms of the ESPPs for such offering or purchase period, which Shares will be canceled at the Merger Effective Time in exchange for the right to receive the Merger Consideration, and as promptly as practicable following such purchase of Shares, each participant will be returned the funds, if any, that remain in such participant’s account after such purchase.

In addition, AdvancePierre will take all actions necessary to terminate the AdvancePierre ESPPs and all outstanding rights thereunder as of immediately prior to the Merger Effective Time, contingent upon the occurrence of the consummation of the Merger.

Representations and Warranties

In the Merger Agreement, AdvancePierre has made customary representations and warranties to Parent and Purchaser that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement or confidential disclosure letter that AdvancePierre delivered to Parent and Purchaser in connection with the execution and delivery of the Merger Agreement. These representations and warranties relate to, among other things: (i) corporate existence, standing and power; (ii) authority; execution and delivery of and performance under the Merger Agreement; (iii) conflicts, non-contravention, required filings and consents; (iv) capitalization; (v) subsidiaries; (vi) SEC filings, financial statements and internal controls; (vii) information to be included in the Offer documents and the Schedule 14D-9; (viii) absence of certain changes or events; (ix) absence of undisclosed liabilities; (x) compliance with laws, permits and court orders; (xi) litigation; (xii) properties; (xiii) intellectual property; (xiv) taxes; (xv) employee benefits and labor matters; (xvi) environmental matters; (xvii) material contracts; (xviii) FDA/USDA/FTC product matters; (xix) broker’s and similar fees; (xx) opinions of financial advisors; (xxi) state takeover statutes; and (xxii) there being no other representations or warranties.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to AdvancePierre that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement. These representations and warranties relate to, among other things: (i) corporate existence and power; (ii) authority; execution and delivery of and performance under the Merger Agreement; (iii) conflicts, non-contravention, required filings and consents; (iv) financing and availability of funds; (v) finder’s fees and (vi) there being no other representations or warranties.

The representations and warranties will not survive consummation of the Merger.

Operating Covenants

Pursuant to the Merger Agreement, from April 25, 2017 until the Merger Effective Time, except as disclosed in the confidential disclosure letter that AdvancePierre delivered to Parent and Purchaser in connection with the execution of the Merger Agreement, AdvancePierre has agreed to, and has agreed to cause each of its subsidiaries to, (i) conduct its business in the ordinary course; (ii) use commercially reasonable efforts to (a) preserve intact its present business organization, (b) maintain in effect all necessary permits, (c) keep available the services of its directors, officers, and key employees on commercially reasonable terms (subject to certain limitations) and (d) maintain satisfactory relationships with customers, lenders, suppliers and others having material business relationships with it.

In addition, during the same period, except as (i) disclosed in the confidential disclosure letter that AdvancePierre delivered to Parent and Purchaser in connection with the execution of the Merger Agreement, or (ii) expressly provided for by the Merger Agreement, AdvancePierre has agreed not to, and has agreed not to permit any of its subsidiaries to, without the prior written consent of Parent:

•	amend its certificate of incorporation, bylaws or other similar organizational documents;

•	split, combine or reclassify its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock (except for dividends by any of its wholly-owned subsidiaries); or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any capital stock, options, restricted stock, convertible or exchangeable securities or other rights to acquire any of the foregoing except AdvancePierre may continue to declare and pay regular quarterly dividends to the holders of Shares, AdvancePierre Restricted Shares and AdvancePierre RSUs (in accordance with their terms in effect as of the date of the Merger Agreement) in an amount not to exceed $0.16 per Share per fiscal quarter, (i) with a record date not more than three business days prior to May 18, 2017 and (ii) otherwise in accordance with past practice;

•	issue, deliver or sell capital stock, options, restricted stock, convertible or exchangeable securities or other rights to acquire any of the foregoing (except for certain permitted issuances) or amend any terms of such securities;

•	incur any capital expenditures or any obligations or liabilities in respect thereof, except for capital expenditures or any obligations or liabilities in respect thereof not to exceed $5,000,000 individually or $30,000,000 in the aggregate;

•	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, a business or line of business with a value or purchase price in excess of $1,000,000, individually, or $5,000,000 in the aggregate;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•	sell, lease, license or otherwise transfer, or dispose of or create or incur any lien on, any of AdvancePierre’s or its subsidiaries’ assets, securities, properties, interests or businesses (other than intellectual property) that is material to AdvancePierre and its subsidiaries, taken as a whole (with certain exceptions, including for (i) sales of inventory in the ordinary course of business consistent with past practice or an obsolete or worthless asset, (ii) pursuant to contracts in effect on the date hereof, (iii) permitted liens and (iv) transfers among AdvancePierre and its wholly owned subsidiaries, or among the wholly owned subsidiaries of AdvancePierre);

•	sell, assign, license, sublicense, transfer, convey, abandon, incur any lien other than permitted liens on or otherwise dispose of or fail to maintain, enforce or protect any material intellectual property owned, used or held for use by AdvancePierre or any of its subsidiaries (except for non-exclusive licenses or sublicenses of intellectual property granted by AdvancePierre or any of its subsidiaries in the ordinary course of business consistent with past practice);

•	make any loans, advances or capital contributions to, or investments in, any other person, other than in a wholly owned subsidiary of AdvancePierre, investments in short term marketable securities and cash equivalents, and advances to employees in respect of travel or other related business expenses in each case in the ordinary course of business consistent with past practice;

•	create, incur, assume, suffer to exist or otherwise become liable with respect to any, or repay any (other than as required by its terms) existing, indebtedness for borrowed money or guarantees thereof having an aggregate principal amount (together with all other indebtedness for borrowed money of AdvancePierre and its subsidiaries) outstanding at any time greater than $5,000,000;

•	renew, enter into, amend or modify in any material respect or terminate certain types of “Material Contracts” (as defined in the Merger Agreement);

•	except as required by the terms of any Employee Plan as in effect on the date of the Merger Agreement or applicable law, (i) with respect to any current or former service provider, (A) grant or increase any compensation, bonus (except as provided in the Merger Agreement), severance, retention, change in control, termination pay, welfare or other benefits (other than new-hire offer letters or reasonable, market-based increases in base compensation for AdvancePierre employees who are not key employees, in each case, in the ordinary course of business consistent with past practice), (B) grant any equity or equity-based awards to, or discretionarily accelerate the vesting or payment of any such awards held by, any current or former service provider or (C) enter into or amend any employment, consulting, severance, retention, change in control, termination pay, retirement, deferred compensation, transaction bonus or similar agreement or arrangement, (ii) establish, adopt, enter into or materially amend any Employee Plan or collective bargaining agreement, (iii) recognize any new union, works council or similar employee representative with respect to any current or former service provider, (iv) establish, adopt or enter into any plan, agreement or arrangement, or otherwise commit, to gross-up, indemnify or otherwise reimburse any current or former service provider for any tax incurred by such service provider, including under Section 409A or Section 4999 of the Code, (v) hire any employees who would be key employees (except for hires to fill a vacancy in the ordinary course of business consistent with past practice) or (vi) terminate the employment of any key employee other than for cause;

•	change AdvancePierre’s methods of accounting, except as required by concurrent changes in GAAP or in Regulation S-X of the Exchange Act, or with respect to permitted early adoption of required GAAP as disclosed in the AdvancePierre 10-K, as agreed to by its independent public accountants;

•	settle, or offer or propose to settle, (i) any “Action” (as defined in the Merger Agreement) involving or against AdvancePierre or any of its subsidiaries in excess of $1,000,000 individually or $5,000,000 in the aggregate or that imposes any equitable or injunctive remedies or the admission of any criminal wrongdoing or (ii) any action that relates to the transactions contemplated by the Merger Agreement;

•	make or change any material tax election, change any annual tax accounting period, adopt or change any material method of tax accounting, amend any material tax returns or file claims for material tax refunds, enter into any closing agreement in respect of a material amount of taxes, settle any tax claim, audit or assessment in each case relating to a material amount of taxes, surrender any right to claim a material tax refund or offset or other reduction in a material tax liability, or amend or modify in any material respect the “Tax Receivable Agreement” (as defined below);

•	withdraw or modify, or permit the withdrawal or modification of, the approval of each Employee Plan pursuant to which consideration is payable to any officer, director or employee (each, a “Compensation Arrangement”) as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the 1934 Act in a manner that satisfies the requirements of the non-exclusive safe harbor with respect to each Compensation Arrangement in accordance with Rule 14d-10(d)(2) under the Exchange Act; or

•	agree, resolve or commit to do any of the foregoing actions.

Access to Information.

From the date of the Merger Agreement until the Merger Effective Time, upon reasonable notice during normal business hours, AdvancePierre will (i) give Parent and its representatives reasonable access to the offices, properties, assets, books and records of AdvancePierre and its subsidiaries, (ii) furnish to Parent and its representatives such financial and operating data and other information as such persons may reasonably request and (iii) instruct the employees, counsel, lenders, financial advisors, auditors and other representatives of AdvancePierre and its subsidiaries to reasonably cooperate with Parent in its investigation of AdvancePierre and its subsidiaries.

No Solicitation; Other Offers

Pursuant to the Merger Agreement, AdvancePierre has agreed that it will not, nor will it authorize or permit any of its subsidiaries or any of its or their respective officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents, advisors or other representatives (“Representatives”) to, directly or indirectly:

•	solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Acquisition Proposal (as defined below);

•	enter into, engage in or participate in any discussions or negotiations with, furnish any nonpublic information relating to AdvancePierre or any of its subsidiaries or afford access to the business, properties, assets, books or records of AdvancePierre or any of its subsidiaries to, otherwise knowingly cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any third party that is seeking to make, or has made, an Acquisition Proposal; or

•	enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other contract relating to an Acquisition Proposal.

AdvancePierre has agreed that it will, and will cause its subsidiaries and its and their Representatives to, cease immediately any discussions or negotiations with third parties and request that each such third party promptly return or destroy all confidential information furnished to such person by or on behalf of AdvancePierre or any of its subsidiaries.

Notwithstanding the foregoing, at any time prior to the Acceptance Time, AdvancePierre may (A) engage in negotiations or discussions with any third party that made after, April 25, 2017, a written Acquisition Proposal that did not result from a material breach of the Merger Agreement’s non-solicitation provisions and that the AdvancePierre Board reasonably believes, after consultation with outside legal counsel and its independent financial advisor, is or would reasonably be expected to lead to a Superior Proposal (as defined below) and (B) furnish to such third party, its Representatives and its potential sources of financing non-public information relating to AdvancePierre or any of its subsidiaries pursuant to a confidentiality agreement (a copy of which must be provided for informational purposes only to Parent) with such third party and/or such other persons with terms no less favorable to AdvancePierre than those contained in the Confidentiality Agreement (in which case AdvancePierre will provide such information to Parent promptly (and in any event within 24 hours) following the time it is provided or made available to such third party and/or such other persons).

In addition, AdvancePierre must notify Parent promptly (but in no event later than 24 hours) after receipt by it (or any of its Representatives) of any Acquisition Proposal or any request for nonpublic information relating to AdvancePierre or any of its subsidiaries in connection with any such Acquisition Proposal (or for the purpose of facilitating the submission of an Acquisition Proposal) or request for access to the business, properties, assets, books or records of AdvancePierre or any of its subsidiaries by any third party that has made an Acquisition Proposal or that has made such request for the purpose of facilitating the submission of an Acquisition Proposal. AdvancePierre is required to keep Parent reasonably informed, on a reasonably prompt basis, of the status of any such Acquisition Proposal and will promptly (but in no event later than 24 hours after receipt) provide to Parent copies of all correspondence and written materials sent by or provided to AdvancePierre or any of its subsidiaries or any of their respective Representatives that describes the material terms or conditions of any Acquisition Proposal (as well as written summaries of any oral communications addressing such matters).

“Acquisition Proposal” means, other than the transactions contemplated by the Merger Agreement, any third-party offer, proposal or inquiry relating to, in a single transaction or a series of related transactions, (i) any acquisition or purchase, direct or indirect, of assets representing 15% or more of the consolidated assets of AdvancePierre, or 15% or more of any class of equity or voting securities of AdvancePierre or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of AdvancePierre, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any third party beneficially owning 15% or more of any class of equity or voting securities of AdvancePierre or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of AdvancePierre or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all of the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving AdvancePierre or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of AdvancePierre.

“Superior Proposal” means any written Acquisition Proposal (substituting the term “50%” for the term “15%” in each instance where such term appears therein) that the AdvancePierre Board determines in good faith, after consultation with its financial advisor and outside legal counsel and taking into account all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, are more favorable to AdvancePierre’s stockholders than as provided by the Merger Agreement (taking into account any revisions proposed by Parent and not withdrawn to amend the terms of the Merger Agreement in connection with the process described below in “—Last Look”)), which the Board of Directors determines is reasonably likely to be consummated without undue delay relative to the transactions contemplated by the Merger Agreement and for which financing, if a cash transaction (whether in whole or in part), is then fully committed by a reputable financing source or reasonably determined to be available by the AdvancePierre Board.

Adverse Recommendation Change

Under the Merger Agreement, neither the AdvancePierre Board nor any committee thereof may:

•	qualify, withdraw or modify in a manner adverse to Parent or Purchaser, or propose publicly to qualify, withdraw or modify the AdvancePierre Board Recommendation (see the “Introduction” to this Offer to Purchase);

•	adopt, endorse, approve or recommend, or propose publicly to adopt, endorse, approve or recommend, any Acquisition Proposal, or resolve or agree to take any such action;

•	publicly make any recommendation in connection with a tender offer or exchange offer (other than the Offer);

•	other than with respect to a tender offer described in the preceding bullet, following the date any Acquisition Proposal or any material modification thereto is first made public, fail to issue a press release reaffirming the Company Board Recommendation within ten business days after a request by Parent to do so; or

•	fail to include the AdvancePierre Board Recommendation in the Schedule 14D-9 when disseminated to AdvancePierre’s stockholders (any action described in this or the preceding four bullets being referred to herein as an “Adverse Recommendation Change”).

Nothing in the Merger Agreement prevents AdvancePierre or the AdvancePierre Board from complying with Rule 14e-2(a) or Rule 14d-9 under the 1934 Act or making any disclosure to the stockholders of AdvancePierre if the AdvancePierre Board determines in good faith, after consultation with the outside legal counsel, that the failure to make such disclosure would reasonably be likely to be inconsistent with its fiduciary duties under the DGCL. However, no Adverse Recommendation Change may be made unless AdvancePierre has first complied with its obligations noted below.

At any time prior to the Acceptance Time, the AdvancePierre Board may effect an Adverse Recommendation Change (i) in connection with a Superior Proposal or (ii) in response to material events, changes or developments in circumstances (other than, among other items, Acquisition Proposals) that were not known to or reasonably foreseeable by the AdvancePierre Board, subject to the exclusions provided in the Merger Agreement, as of or prior to April 25, 2017 and becomes known to the AdvancePierre Board after such date and prior to the Acceptance Time (an “Intervening Event”), provided that:

•	AdvancePierre notifies Parent in writing, at least five business days before taking that action, of its intention to do so, specifying in reasonable detail the reasons for such Adverse Recommendation Change and/or such termination, attaching (i) in the case of an Adverse Recommendation Change to be made in connection with a Superior Proposal or a termination of the Merger Agreement, the most current version of the proposed agreement under which a Superior Proposal is proposed to be consummated and the identity of the third party making the Acquisition Proposal, or (ii) in the case of an Adverse Recommendation Change to be made pursuant to an Intervening Event, a reasonably detailed description of the reasons for making such Adverse Recommendation Change;

•	AdvancePierre has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period any revisions to the terms of the Merger Agreement that Parent proposes and has not withdrawn in response to such Superior Proposal and that would be binding on Parent if accepted by AdvancePierre; and

•	following the end of such notice period, the AdvancePierre Board shall have determined, in consultation with outside legal counsel and its independent financial advisor, and giving due consideration to such revisions proposed by Parent, that (i) in the case of an Adverse Recommendation Change to be made in connection with a Superior Proposal or a termination of the Merger Agreement, such Superior Proposal would nevertheless continue to constitute a Superior Proposal (assuming such revisions proposed by Parent were to be given effect) and (ii) in the case of an Adverse Recommendation Change to be made pursuant to an Intervening Event, obviates the need for such recommendation change, and in either case, the AdvancePierre Board determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties under the DGCL.

Any amendment to the financial terms or other material terms of such Superior Proposal will require a new written notification from AdvancePierre and a new three business day period.

Compensation Arrangements

Pursuant to the Merger Agreement, prior to the Merger Effective Time, AdvancePierre will take all steps that may be necessary or advisable to cause each Employee Plan pursuant to which consideration is payable to any officer, director or employee that is entered into by AdvancePierre or any of its subsidiaries on or after the date of the Merger Agreement to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the 1934 Act in a manner that satisfies the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the 1934 Act.

Treatment of Credit Facilities and Notes

From April 25, 2017 to the Merger Effective Time, at Parent’s written request, AdvancePierre will use its commercially reasonable efforts to cooperate with, and provide all reasonable assistance to, Parent in connection with any steps Parent determines are necessary or desirable in order for Parent to retire, repay, defease, repurchase or redeem, effective at or after the Acceptance Time, some or all amounts outstanding under that certain of AdvancePierre’s credit facilities and indentures, subject to the limitations set forth in the Merger Agreement.

Financing Cooperation

Pursuant to the terms of the Merger Agreement, to assist Parent in its financing efforts, AdvancePierre agrees to reasonably cooperate with the arrangement of any issuances of equity or convertible securities or bonds or incurrences of indebtedness for borrowed money by Parent and/or any of its subsidiaries from time to time, in each case, for the purpose of financing the transactions contemplated under the Merger Agreement (the “Financing”).

Tax Receivable Agreement—Early Termination Payment

The Merger Agreement provides that no later than 15 days prior to a delivery of the Early Termination Schedule required to be delivered to the Existing Stockholders Representative (each as defined in the Income Tax Receivable Agreement dated as of July 20, 2016, by and between the Company and OCM FIE, LLC (the “Tax Receivable Agreement”)), AdvancePierre must deliver to Parent a draft of the Early Termination Schedule and Parent will have the right to review and provide comments on such Early Termination Schedule which AdvancePierre is obligated to consider in good faith.

Employee Census Information and Key Employee Resignations

No later than 15 business days following the date of the Merger Agreement AdvancePierre will provide certain employee census information as set forth in the Merger Agreement.

AdvancePierre will promptly notify Parent if, prior to the Closing, to the knowledge of AdvancePierre, any key employee actually resigns or retires.

Director and Officer Indemnification and Insurance

The Merger Agreement provides for indemnification and insurance rights in favor of AdvancePierre’s current and former directors and officers (“indemnitees”). Specifically, Parent has agreed that for a period of six years after the Merger Effective Time, Parent will cause to be maintained in effect provisions in the surviving corporation’s certificate and bylaws regarding indemnification, exculpation and advancement of expenses in favor of indemnitees that are no less advantageous to such indemnitees than those in effect on the date of the Merger Agreement. For a period of six years after the Merger Effective Time, the surviving corporation will, and Parent has agreed to cause the surviving corporation to, indemnify and hold harmless, as and to the fullest extent permitted by applicable law, each indemnitee in respect of acts or omissions occurring at or prior to the Merger Effective Time to the fullest extent permitted by the DGCL. Parent has also agreed to cause the surviving corporation to obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage for a claims reporting or discovery period of at least six years from and after the Merger Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under AdvancePierre’s existing policies. If such “tail” policies are not obtained, the surviving corporation is obligated to maintain in effect for a period of at least six years from and after the Merger Effective Time, the director’s and officer’s insurance that was in effect as of April 25, 2017, with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under AdvancePierre’s existing policies.

Employee Matters

Under the Merger Agreement, Parent agrees that:

•	for the period commencing on the date of the Merger Effective Time through the first anniversary thereof:

•	Parent will, or will cause AdvancePierre (as the surviving corporation) to provide Continuing Employees with a base salary or wage rate that is no less favorable than the base salary or wage rate provided to such Continuing Employees immediately prior to the Acceptance Time;

•	Parent or AdvancePierre (as the surviving corporation) will provide or cause to be provided to each Continuing Employee (as defined in the Merger Agreement) severance benefits that are no less favorable than the severance pay and benefits for which such Continuing Employee was eligible immediately prior to the Acceptance Time pursuant to the terms of the severance plans set forth in the confidential disclosure letter that AdvancePierre delivered to Parent and Purchaser in connection with the execution of the Merger Agreement, except that no Continuing Employee will be eligible to receive any severance under pursuant to the Merger Agreement as a result of a change in his or her reporting relationship on or following the Acceptance Time (regardless of the terms of any such severance plan); however, any Continuing Employee (a) who is required by Parent, AdvancePierre (as the surviving corporation) or any of their respective subsidiaries to relocate to a work location that is more than 50 miles from such Continuing Employee’s work location in effect immediately prior to the Acceptance Time or (b) who (x) is an hourly employee and (y) is assigned by Parent, AdvancePierre (as the surviving corporation) or any of their respective subsidiaries to a work status representing a reduction of more than 30% in such Continuing Employee’s weekly work schedule in effect as of immediately prior to the Acceptance Time, will (in the absence of circumstances giving rise to a just cause termination by his or her employer) be entitled to resign, with such resignation treated for all purposes as a termination without cause or otherwise as a termination entitling such Continuing Employee to receive severance payments and benefits pursuant to the Merger Agreement; and

•	for the period commencing on the date of the Merger Effective Time through the last day of the calendar year in which the Merger Effective Time occurs, Parent will, or will cause AdvancePierre (as the surviving corporation) to provide Continuing Employees with target cash incentive opportunities and employee benefits (other than any equity or equity-based and change in control or transaction-based compensation or benefits or severance pay or benefits) that are substantially comparable in the aggregate to the target cash incentive opportunities and employee benefits (other than any equity or equity-based and change in control or transaction-based compensation or benefits or severance pay or benefits) provided to such Continuing Employees immediately prior to the Acceptance Time.

In addition, following the Merger Effective Time, Parent will provide (or cause to be provided) to each Continuing Employee full credit for prior service with AdvancePierre and its subsidiaries for purposes of vesting and eligibility to participate in employee benefit plans maintained by Parent or its subsidiaries for which the Continuing Employee is eligible to participate following the Merger Effective Time (but such service credit will not be provided for benefit accrual purposes, except for vacation and severance) to the same extent as such Continuing Employee was entitled, before the Merger Effective Time, to credit for such service under any analogous Employee Plan. However, in no event will Continuing Employees be entitled to service credit to the extent that it would result in any duplication of benefits for the same period of service.

Parent will, and will cause its subsidiaries (including AdvancePierre as the surviving corporation) to, use commercially reasonable efforts to, (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage of the Continuing Employees (and any dependents thereof) under any welfare benefit plans in which such Continuing Employees (and any dependents thereof) may be eligible to participate after the Closing to the same extent such preexisting conditions, exclusions and waiting periods are waived under any analogous Employee Plan prior to the Merger Effective Time and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid by such Continuing Employee during the calendar year in which the Merger Effective Time occurs under the relevant welfare benefit plans in which such Continuing Employee is eligible to participate from and after the Merger Effective Time to the same extent as such Continuing Employee was entitled, prior the Merger Effective Time, to credit of such co-payments or deductibles under any analogous Employee Plan.

AdvancePierre may, in its discretion, pay each current service provider an amount in cash equal to his or her annual cash bonus under the annual incentive compensation plan or program in which such service provider participates as of the Acceptance Time in respect of AdvancePierre’s 2017 fiscal year, which such bonus will be (i) based on actual performance through the Acceptance Time and (ii) prorated for the portion of the 2017 fiscal year that has elapsed prior to the date of the Acceptance Time (rounded up to the first day of the month following the month in which the Acceptance Time occurs).

Unless otherwise directed in writing by Parent at least five business days prior to the Merger Effective Time, the Company will take all actions that are necessary to terminate the Employee Plans set forth in the confidential disclosure letter that AdvancePierre delivered to Parent and Purchaser in connection with the execution of the Merger Agreement, effective as of no later than immediately prior to the Merger Effective Time. In addition, prior to the Merger Effective Time, except with respect to certain plans set forth in the confidential disclosure letter that AdvancePierre delivered to Parent and Purchaser in connection with the execution of the Merger Agreement, AdvancePierre will take such actions as Parent may reasonably request so as to enable Parent or AdvancePierre (as the surviving corporation), as the case may be, to effect such actions relating to AdvancePierre’s 401(k) Plans (each, an “AdvancePierre 401(k) Plan”) as Parent may deem necessary or appropriate, including terminating such plan prior to the Merger Effective Time.

In connection with any termination of AdvancePierre’s 401(k) Plans, Parent will permit each Continuing Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in cash and, to the extent permitted under the terms of the plan documents (including any applicable Parent or AdvancePierre (as the surviving corporation) plan documents), participant loans in an amount equal to the eligible rollover distribution portion of the account balance distributed to each such Continuing Employee from any AdvancePierre 401(k) Plan to an “eligible retirement plan” (within the meaning of Section 401(a)(31) of the Code) of Parent or any of its Affiliates (the “Parent 401(k) Plan”). Parent will take all actions necessary to cause the Parent 401(k) Plan to accept rollovers by Continuing Employees from any AdvancePierre 401(k) Plan, including, to the extent permitted under the terms of the plan documents (including any applicable Parent or AdvancePierre (as the surviving corporation) plan documents), participant loans, after the Merger Effective Time.

Commercially Reasonable Efforts

See “—Section 16—Certain Legal Matters; Regulatory Approvals.”

Conditions to the Offer

See “—Section 15—Conditions to the Offer.”

Conditions to the Merger

The obligations of AdvancePierre, Parent and Purchaser to complete the Merger are subject to the satisfaction or waiver of each of the following conditions:

•	No injunction or other order issued by a court of competent jurisdiction or law or applicable law or other legal prohibition shall prohibit or make illegal the consummation of the Merger; and

•	Purchaser shall have irrevocably accepted for payment all of the Shares validly tendered (and not validly withdrawn) pursuant to the Offer.

Termination

The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Merger Effective Time:

•	by mutual written consent of AdvancePierre and Parent;

•	by either AdvancePierre or Parent if the Acceptance Time has not occurred on or before 5:00 p.m. (New York City time) on the End Date (an “End Date Termination”); provided that this termination right will not be available to any party whose breach of any provision of the Merger Agreement has proximately caused or resulted in the failure of the Acceptance Time to occur by such time;

•	by either AdvancePierre or Parent if any governmental authority of competent jurisdiction has issued an injunction, order or decree, that (i) prohibits or makes illegal consummation of the Offer or the Merger or (ii) permanently enjoins Purchaser from consummating the Offer or AdvancePierre, Parent or Purchaser from consummating the Merger and with respect to any injunction, order or decree, such injunction, order or decree will have become final and nonappealable; provided that this termination right will not be available to any party that has materially breached its obligations under the terms of the commercially reasonable efforts covenant in the Merger Agreement;

•	by Parent, if, prior to the Acceptance Time:

•	an Adverse Recommendation Change has occurred (an “Adverse Recommendation Change Termination”);

•	there has been a Knowing and Intentional Breach (as defined in the Merger Agreement) of the no solicitation provision in the Merger Agreement (a “Non-Solicitation Termination”);

•	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of AdvancePierre set forth in the Merger Agreement has occurred that would cause the Offer Condition relating to the accuracy of AdvancePierre’s representations and warranties, or compliance with covenants, not to be satisfied, and such breach or failure is incapable of being cured by the End Date or, if curable by the End Date, is not cured by AdvancePierre within 45 days after receipt by AdvancePierre of written notice of such breach or failure (a “General Breach Termination”); provided that, at the time of the delivery of such notice, Parent or Purchaser is not in material breach of its or their obligations under the Merger Agreement;

•	by AdvancePierre, prior to the Acceptance Time:

•	subject to compliance with the no solicitation provision in the Merger Agreement, in order to enter into a definitive, written agreement immediately following such termination in respect of a Superior Proposal; provided that such termination will only occur upon payment by AdvancePierre of all amounts due pursuant to the termination fee provision in the Merger Agreement in accordance with the terms specified therein (a “Superior Proposal Termination”); or

•	if a breach in any material respect of any representation or warranty or failure to perform in any material respect any covenant or agreement on the part of Parent or Purchaser set forth in the Merger Agreement has occurred and such breach or failure (i) is incapable of being cured by the End Date or, if curable by the End Date, is not cured by Parent or Purchaser within 45 days after receipt by Parent of written notice of such breach or failure and (ii) would reasonably be expected to have, individually or in the aggregate, an effect that would materially impair, prevent or materially delay Parent’s ability to consummate the transactions contemplated by the Merger Agreement on or before the End Date.

Except in the case of termination by mutual consent of Parent and AdvancePierre, in each of the aforementioned circumstances, the party seeking termination must provide written notice of the termination of the Merger Agreement to the other party in accordance with the notice provisions of the Merger Agreement.

The parties to the Merger Agreement have agreed that irreparable damage would occur in the event that any of the provisions of the Merger Agreement were not performed in accordance with its terms and that the parties will be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement in addition to any other remedy to which they are entitled at law or in equity.

AdvancePierre Termination Fee

AdvancePierre has agreed to pay Parent a termination fee of $100,000,000 (the “Termination Fee”) if the Merger Agreement is terminated as follows:

•	Parent terminates the Merger Agreement pursuant to an Adverse Recommendation Change Termination or a Non-Solicitation Termination or AdvancePierre terminates the Merger Agreement pursuant to a Superior Proposal Termination;

•	(i) Parent terminates the Merger Agreement pursuant to a General Breach Termination, (ii) an Acquisition Proposal had been publicly announced or otherwise communicated to the AdvancePierre Board on or after April 25, 2017 and before the termination date and (iii) within 12 months following the termination, AdvancePierre or any of its subsidiaries enters into a definitive agreement with respect to, or recommended to its stockholders an Acquisition Proposal that is later consummated, or an Acquisition Proposal is consummated (provided that for purposes of clause (iii), each reference to “15%” in the definition of Acquisition Proposal will be deemed to be a reference to “50%”); or

•	(i) the Merger Agreement is terminated by either party pursuant to an End Date Termination, (ii) at the time of the termination the waiting period (and any extension thereof) under the HSR Act has expired or been terminated without the imposition of a Burdensome Condition, (iii) at the time of the termination no law had been enacted, enforced, promulgated, issued or deemed applicable to the Offer or the Merger, by a governmental authority (other than the application of the waiting period provisions of the HSR Act to the Offer or the Merger), the effect of which is to make illegal or otherwise prohibit consummation of the Offer or the Merger or to impose any Burdensome Condition, (iv) an Acquisition Proposal had been publicly announced or otherwise communicated to the AdvancePierre Board on or after April 25, 2017 and before the termination date and (v) within 12 months following the termination, AdvancePierre enters into a definitive agreement with respect to, or recommended to its stockholders an Acquisition Proposal that is later consummated, or an Acquisition Proposal is consummated (provided that for purposes of clause (v), each reference to “15%” in the definition of Acquisition Proposal will be deemed to be a reference to “50%”).

AdvancePierre has acknowledged that the Termination Fee is an integral part of the transactions contemplated by the Merger Agreement and that, without the Termination Fee, Parent and Purchaser would not have entered into the Merger Agreement. Accordingly, if AdvancePierre fails to pay any amount of the Termination Fee promptly, and in order to obtain the payment, Parent or Purchaser commences a legal action to enforce the payment of the Termination Fee that results in an award against AdvancePierre for the Termination Fee, AdvancePierre has also agreed to pay Parent’s and Purchaser’s costs and expenses in connection with such action or proceeding, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime rate of Citibank, N.A. from the date such fee, cost or expense was required to be paid to (but excluding) the payment date. The Termination Fee is payable only once, though it may be payable under one or more of the aforementioned bullet points.

The Confidentiality Agreement

AdvancePierre and Parent entered into the Confidentiality Agreement dated April 23, 2017 between Parent and AdvancePierre (the “Confidentiality Agreement”) in connection with a possible negotiated transaction between the parties. Parent agreed, among other things, to keep certain information confidential and to use such information solely for the purpose of evaluating a possible transaction between the parties. The Confidentiality Agreement will expire eighteen months from the date of its execution. The termination of the Merger Agreement does not affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations survive the termination of the Merger Agreement in accordance with its terms.

The foregoing summary description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which Purchaser has filed as an Exhibit to the Schedule TO, and which you may examine.

The Tender and Support Agreement

Concurrently with the execution of the Merger Agreement, Parent and Purchaser entered into the Tender and Support Agreement with OCM Principal Opportunities Fund IV Delaware, L.P. and OCM APFH Holdings, LLC (together, the “Supporting Stockholders”). The Supporting Stockholders, collectively, owned approximately 42% of the outstanding Shares as of April 25, 2017 (based on 78,664,929 Shares outstanding as of April 21, 2017 (as represented by AdvancePierre in the Merger Agreement)).

Pursuant to the Tender and Support Agreement, each Supporting Stockholder has agreed to tender in the Offer all Shares (including any Shares acquired by such Supporting Stockholder after the date of the Tender and Support Agreement ) or otherwise, beneficially owned by the Supporting Stockholder. In addition, the Supporting Stockholders have each agreed, during the time the Tender and Support Agreement is in effect, at every annual or special meeting of the stockholders of AdvancePierre, including any adjournment or postponement thereof, in connection with any action proposed to be taken by written consent of the stockholders of AdvancePierre, to (i) appear at each such meeting or otherwise cause all of its Shares to be counted as present thereat for purposes of determining a quorum and (ii) be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all of such Supporting Stockholder’s Shares:

•	against any action or contract that would reasonably be expected to (A) result in a breach of any covenant, representation or warranty or any other obligation of any Supporting Stockholder contained the Tender and Support Agreement, or (B) result in any of the conditions to the Merger or any conditions to the Offer, not being satisfied on or before the End Date;

•	against any change in the membership of the AdvancePierre Board (except as expressly permitted by Parent);

•	against any Acquisition Proposal (as defined above in “—Section 13—The Transaction Documents—The Merger Agreement—No Solicitation; Other Offers”);

•	against any other action, contract or transaction that is intended, or would reasonably be expected, to frustrate the purpose of, impede, hinder, interfere with, prevent, materially delay or materially postpone or adversely affect the consummation of the transactions contemplated by the Merger Agreement (including the Offer or the Merger) or that is intended, or would reasonably be expected, to facilitate the entry into or consummation of a definitive agreement with respect to an Acquisition Proposal, including:

•	any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving AdvancePierre (other than the Merger);

•	any sale, lease, license or transfer of all or substantially all of the assets of AdvancePierre or any reorganization, recapitalization, liquidation or winding up of the Company; or

•	any amendment to AdvancePierre’s certificate of incorporation or bylaws; and

•	for so long as the Merger Agreement remains in effect, in favor of any matter reasonably necessary to consummate the transactions contemplated by the Merger Agreement (including the Offer and the Merger).

The Supporting Stockholders will provide Parent with at least two business days’ written notice prior to signing any action proposed to be taken by written consent with respect to any Subject Shares and each Supporting Stockholder also granted Parent an irrevocable proxy with respect to the foregoing.

The Supporting Stockholders have also agreed, without the prior written consent of Parent, not to, directly or indirectly, subject to certain exceptions, (i) grant any proxies, powers of attorney, rights of first offer or refusal or enter into any voting trust with respect to any of such Supporting Stockholder’s Shares, (ii) sell (including short sell), assign, transfer, tender, pledge, encumber, grant a participation interest in, hypothecate or otherwise dispose of (including by gift, and whether by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise, and including pursuant to a derivative transaction or through the transfer by any other person of any equity interests in any direct or indirect holding company holding Shares or through the issuance and redemption by any such holding company of its securities) or consent to any of the foregoing (each, a “Transfer”), or cause to be Transferred, any of such Supporting Stockholder’s Shares, (iii) otherwise permit any liens to be created on any of such Supporting Stockholder’s Shares, (iv) enter into any contract with respect to the direct or indirect Transfer of any of such Supporting Stockholder’s Shares or (v) deposit any of the Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of the Shares or grant any proxy or power of attorney, or any other authorization or consent, with respect thereto that is inconsistent with the terms of the Tender and Support Agreement. The Supporting Stockholders have also agreed to forever waive and not exercise any appraisal, dissenters’ or similar rights and to comply with specified non-solicitation provisions (except that the Supporting Stockholders may participate in discussions or negotiations relating to an Acquisition Proposal where AdvancePierre is then also permitted to do so pursuant to the Merger Agreement).

The Tender and Support Agreement is subject to termination automatically, without any notice or other action by any party to the Tender and Support Agreement, upon the first to occur of: (i) the Merger Effective Time; (ii) the valid termination of the Merger Agreement; and (iii) an Adverse Recommendation Change (see “—Section 13—The Transaction Documents—The Merger Agreement—Adverse Recommendation Change”), and, with respect any Supporting Stockholder, may be terminated by such Supporting Stockholder upon a reduction in the Offer Price.

The foregoing summary description of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreement, which Purchaser has filed as an Exhibit to the Schedule TO, and which you may examine.

14. Dividends and Distributions

As discussed in “—Section 13—The Transaction Documents—The Merger Agreement—Operating Covenants,” pursuant to the Merger Agreement, from April 25, 2017 until the Merger Effective Time, without the prior written consent of Parent, except as set forth in the confidential disclosure letter that AdvancePierre delivered to Parent and Purchaser in connection with the execution of the Merger Agreement or as may be required by applicable law, AdvancePierre has agreed not to, and has agreed not to permit any of its subsidiaries to:

•	split, combine or reclassify any shares of its capital stock;

•	declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except (i) for dividends by any of its wholly-owned subsidiaries and (ii) AdvancePierre may, in compliance with its other contractual obligations and applicable law, continue to declare and pay regular quarterly cash dividends to the holders of Shares, AdvancePierre Restricted Shares and AdvancePierre RSUs (in accordance with their terms in effect as of April 25, 2017) in an amount not to exceed $0.16 per Share per fiscal quarter, in each case (x) with a record date not more than three business days prior to May 18, 2017 and (y) otherwise in accordance with past practice; or

•	redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities.

15. Conditions to the Offer

Notwithstanding any other provision of the Offer, but subject to the terms of the Merger Agreement, Purchaser will not be required to, and Parent will not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC including Rule 14e-1(c) under the 1934 Act, pay for any Shares unless all of the following conditions have been satisfied:

(A)	the Minimum Condition has been satisfied (see the “Introduction” to this Offer to Purchase);

(B)	any applicable waiting period (and any extensions thereof) under the HSR Act shall have expired or been terminated (or shall have expired or been terminated without the imposition of a Burdensome Condition);

(C)	AdvancePierre shall have caused each of the following contracts to be terminated effective as of immediately prior to the Acceptance Time, with no continuing liability or obligation of AdvancePierre or any of its subsidiaries or controlled affiliates to any other person, except in the case of the following clause (b), for any indemnification obligations of AdvancePierre existing prior to the date of the Merger Agreement and, in the case of the following clause (c), for the obligation of AdvancePierre to pay the amounts required to be paid by AdvancePierre pursuant to and in accordance with Section 4.01(d) of the Tax Receivable Agreement as a result of the consummation of the transactions contemplated by the Merger Agreement (including the Offer and the Merger) (which amounts shall not exceed $224,000,000 in the aggregate): (a) that certain Stockholders Agreement, dated as of July 20, 2016, by and between AdvancePierre and OCM Principal Opportunities Fund IV Delaware, L.P., (b) that certain Third Amended and Restated Registration Rights Agreement, dated as of July 20, 2016, by and among AdvancePierre, OCM Principal Opportunities Fund IV Delaware, L.P. and the other parties thereto and (c) the Tax Receivable Agreement following payment of all amounts due by the Company pursuant to and in accordance with Section 4.01(d) thereof (which amount shall not exceed $224,000,000 in the aggregate); provided that no such termination shall relieve any person (other than AdvancePierre and its subsidiaries and controlled affiliates) from liability for any breach by such person prior to such termination;

(D)	there shall not have been instituted or pending any action by any governmental authority of competent jurisdiction (1) challenging or seeking to make illegal or otherwise directly or indirectly to prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by Parent or Purchaser or the consummation of the Merger or (2) seeking to impose a Burdensome Condition (see Section 16—Regulatory Undertakings”);

(E)	no applicable law shall have been enacted, enforced, promulgated, issued or deemed applicable to the Offer or the Merger, by any governmental authority, other than the application of the waiting period provisions of the HSR Act to the Offer or the Merger, in each case the effect of which is to make illegal or otherwise prohibit consummation of the Offer or the Merger or to impose any Burdensome Condition (see Section 16—Regulatory Undertakings”);

(F)

(1) the representations and warranties of AdvancePierre relating to its capitalization or antitakeover statutes in the Merger Agreement shall be true and correct in all respects (except for inaccuracies that have not had and would not reasonably be expected to, individually or in the aggregate, result in more than a de minimis increase in the aggregate consideration payable by Parent and Purchaser pursuant to the terms of the Merger Agreement) at and as of immediately prior to the Acceptance Time as if made at and as of such time (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be so true and correct only as of such time) (2) the representations and warranties of AdvancePierre in the Merger Agreement relating to corporate existence and power, corporate authorization, non-contravention with its organizational documents or those of its subsidiaries, finders’ fees or opinion of financial advisors shall be true and correct in all material respects (with respect to such representations and warranties that are not qualified by materiality or Company Material Adverse Effect (defined below)) or true and correct in all respects (with respect to such representations and warranties that are qualified by materiality or Company Material Adverse Effect) at and as of immediately prior to the Acceptance Time as if made at and as of such time (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be so true and correct only as of such time) or (3) any of the other representations and warranties of AdvancePierre contained in the Merger Agreement or in any certificate delivered by AdvancePierre pursuant hereto (disregarding all materiality and Company Material Adverse Effect qualifications contained in the Merger Agreement) shall be true and correct at and as of immediately prior to the Acceptance Time as if made at and as of such time (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be so true and correct only as of such time), except, in the case of this clause (3) only, where the failure to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(G)	AdvancePierre shall not have breached or failed to perform in all material respects its obligations under the Merger Agreement prior to such time;

(H)	AdvancePierre shall have delivered to Parent a certificate signed by an authorized officer of AdvancePierre dated as of the date on which the Acceptance Time occurs certifying that the Offer Conditions specified in paragraphs (F) and (G) do not exist;

(I)	since the date of the Merger Agreement, there shall not have occurred any event, occurrence, revelation or development of a state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect; or

(J)	the Merger Agreement shall not have been terminated in accordance with its terms.

As used in the Merger Agreement, “Company Material Adverse Effect” includes any event, circumstance, change, occurrence, development or effect that has or would reasonably be expected to result in a material adverse change in, or material adverse effect on (i) the financial condition, business, assets, liabilities or results of operations of AdvancePierre and its subsidiaries, taken as a whole, or (ii) the ability of AdvancePierre to consummate the transactions contemplated by the Merger Agreement on or before the End Date; except that, for the purposes of clause (i), a “Company Material Adverse Effect” shall not include any event, circumstance, change, occurrence, development or effect to the extent arising after the date hereof and resulting from or arising in connection with:

(a)	conditions generally affecting the industries in which AdvancePierre and its subsidiaries operate;

(b)	a general economic, political or financial or securities market conditions;

(c)	the announcement of the Merger Agreement or the pendency of the transactions contemplated thereby (including any resulting loss or departure of officers or other employees of AdvancePierre or any of its subsidiaries, or the termination, reduction (or potential reduction) or any other resulting negative development in AdvancePierre’s or any of its subsidiaries’ relationships with any of its customers, suppliers, distributors or other business partners);

(d)	natural disasters, acts of war, terrorism or sabotage, military actions or the escalation thereof, earthquakes, hurricanes, tornadoes or other natural disasters or other force majeure events;

(e)	changes in GAAP, in the interpretation of GAAP, in the accounting rules and regulations of the SEC, or changes in applicable law;

(f)	the taking of any action by AdvancePierre or any of its subsidiaries to the extent that the taking of such action is expressly required by the Merger Agreement or such action was taken at the written request of Parent or Purchaser (provided that this clause will not apply to the representations and warranties that, by their terms, speak specifically of the consequences arising out of the execution or performance of the Merger Agreement or the consummation of the transactions contemplated thereby);

(g)	any action arising out of, resulting from or related to the transactions contemplated in the Merger Agreement (other than an action alleging any breach of any fiduciary duty) or any demand, action, claim or proceeding for appraisal of any Shares pursuant to the DGCL in connection herewith; or

(h)	any decrease or decline in the market price or trading volume of the Shares or any failure by AdvancePierre to meet any projections, forecasts or revenue or earnings predictions of AdvancePierre or of any securities analysts (provided that, in the case of this clause (h), the underlying cause of any such decrease, decline, or failure may be taken into account in determining whether a Company Material Adverse Effect has occurred except to the extent otherwise excluded pursuant to another clause in this definition).

However, the Merger Agreement provides that, for clauses (a), (b), (d), and (e) described above, to the extent that such event, circumstance, change, occurrence, development or effect disproportionately affects AdvancePierre and its subsidiaries, taken as a whole, relative to other persons engaged in the same industries in which AdvancePierre operates, such disproportionate effects and the events and circumstances underlying such disproportionate effects may be taken into account in determining whether a “Company Material Adverse Effect” has occurred, to the extent not otherwise excluded pursuant to another clause of this definition.

Subject to the terms and conditions of the Merger Agreement, the Offer Conditions are for the sole benefit of Parent and Purchaser and, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, may be waived by Parent or Purchaser, in whole or in part, at any time, at the sole discretion of Parent or Purchaser. The failure or delay by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

16. Certain Legal Matters; Regulatory Approvals

Regulatory Matters

General

Except as described in this Section 16, based on our examination of publicly available information filed by AdvancePierre with the SEC and other information concerning AdvancePierre, we are not aware of any governmental license or regulatory permit that appears to be material to AdvancePierre’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except as described below under “—State Takeover Statutes,” such approval or other action will be sought. However, except as described under “—Antitrust,” there is no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. We are unable to predict whether we will determine that we are required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to AdvancePierre’s business or certain parts of AdvancePierre’s business might not have to be disposed of, any of which may give us the right to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in “Section 15—Conditions to the Offer.”

State Takeover Statutes

As a Delaware corporation, AdvancePierre would be subject to Section 203 of the DGCL unless AdvancePierre had effectively opted out in accordance with Section 203(b) of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” AdvancePierre has represented to us in the Merger Agreement that AdvancePierre has taken all action necessary to exempt the Offer, the Merger, the Merger Agreement and the Tender and Support Agreement from Section 203 of the DGCL.

In addition to Section 203 of the DGCL, a number of other states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. AdvancePierre, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not attempted to comply with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, we believe that there are reasonable bases for contesting the application of such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See “Section 15—Conditions to the Offer.”

U.S. Antitrust

Under the HSR Act and the rules and regulations that have been promulgated thereunder, certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer and the Merger is subject to such requirements.

Each of Tyson 2009 Family Trust c/o Chuck Erwin, Trustee (the “ultimate parent entity” of Parent and Merger Sub) and AdvancePierre filed a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC on May 5, 2017. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on May 22, 2017, but this period may be shortened if the FTC or the Antitrust Division, as applicable, grants “early termination” of the waiting period, or it may be lengthened if Parent voluntarily withdraws and refiles its Premerger Notification and Report Form in order to restart the 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material. If such a request is made, the waiting period will be extended until 12:00 midnight, New York City time, ten calendar days after substantial compliance with such request. Thereafter, such waiting period can be extended only by court order or agreement of Parent, AdvancePierre, Purchaser and the Antitrust Division or the FTC, as applicable.

Regulatory Review

The Antitrust Division and the FTC may scrutinize the legality of transactions such as the Offer or the Merger under applicable antitrust and competition laws. At any time before or after the consummation of any such transactions, these authorities could take such actions as they deem necessary or desirable, including seeking to enjoin the purchase of Shares pursuant to the Offer or the Merger, divestiture of the Shares so acquired or divestiture of Parent’s or AdvancePierre’s assets. In some cases, private parties and state attorneys general may also bring legal action under the antitrust laws. There can be no assurance that a challenge to the Offer or the Merger on antitrust or competition grounds will not be made, or if such a challenge is made, what the result will be. If any applicable waiting period has not expired or been terminated or any termination or approval required to consummate the Offer or the Merger has not been obtained (subject to the terms of the Merger Agreement), we will not be obligated to accept for payment or pay for any tendered Shares unless and until such approval or termination has been obtained or such applicable waiting period has expired or been terminated. See “Section 15—Conditions to the Offer” for certain conditions to the Offer, including conditions with respect to certain governmental actions and “—Section 13—The Transaction Documents—The Merger Agreement—Termination” for certain termination rights pursuant to the Merger Agreement with respect to certain governmental actions.

Regulatory Undertakings

The parties to the Merger Agreement have agreed, in consultation with one another and as promptly as practicable following April 25, 2017 (but in no event later than 10 business days after April 25, 2017), to file any required submissions under the HSR Act in connection with the transactions contemplated by the Merger Agreement (an “HSR Filing”). The parties made the HSR Filing on May 5, 2017, and the applicable waiting period is scheduled to expire at 11:59 p.m., New York City time, on May 22, 2017, unless shortened or lengthened in the circumstances described above. See “—U.S. Antitrust.”

In connection with the foregoing, each of the parties has agreed to use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by the Merger Agreement, including (i) preparing and filing as promptly as practicable with any governmental authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all permits required to be obtained from any governmental authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement, except that in no event will Parent or Purchaser be required to take (and in no event will AdvancePierre take without Parent’s written consent) take any of the following actions (each, except those with respect to the Specified Actions (as defined below) a “Burdensome Condition”): (i) commence or defend any action by or against any governmental authority in connection with the transactions contemplated by the terms of the Merger Agreement or (ii) sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate (including by establishing a trust or otherwise), or take any other action (including by providing its consent to permit AdvancePierre or any of its subsidiaries to take any of the foregoing actions), or enter into any settlement, undertaking, consent decree, stipulation or agreement requiring any such action, or otherwise proffer or agree to do any of the foregoing, with respect to any of the businesses, assets or properties of Parent, AdvancePierre or any of their respective affiliates or subsidiaries other than those actions set forth in this clause (ii) with respect to certain “Specified Actions” (as defined below).

The “Specified Actions” means any of the actions referred to in clause (ii) of the definition of “Burdensome Condition” in respect of certain specified businesses of Parent and AdvancePierre, as well as all other businesses of Parent and AdvancePierre; provided that the aggregate operating profit associated with any businesses, assets or properties as to which Specified Actions are taken is not in excess of $15,000,000 in the most recently completed fiscal year for which financial information is available; provided, however, that in no event will Parent or Purchaser be required to take or agree to take any of the actions referred to in clause (ii) of the definition of “Burdensome Condition” with respect to the Jimmy Dean business or any portion thereof.

Each of Parent and AdvancePierre will respond as promptly as practicable to any inquiries received from the FTC or the Antitrust Division for additional information and documentation material that may be requested pursuant to the HSR Act or any State Attorney General or other governmental authority in connection with antitrust matters. At the request of Parent, AdvancePierre will agree to divest, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, services, or assets of AdvancePierre or any of its subsidiaries (but, absent such request, AdvancePierre will not take any such action), but only if such action will be conditioned upon the consummation of the Offer and the other transactions contemplated by the Merger Agreement.

With respect to the Specified Actions and certain businesses, assets and properties identified in the confidential disclosure letter that AdvancePierre delivered to Parent and Purchaser in connection with the execution and delivery of the Merger Agreement, Parent will have the right to direct all matters with any governmental authority consistent with its obligations thereunder.

Additionally, each party to the Merger Agreement will: (1) keep the other apprised of the status of matters relating to the completion of the transaction and the other transactions contemplated by the Merger Agreement and work cooperatively in connection with obtaining all required approvals; (2) promptly notify the other parties of any written communication to that party from the FTC, the Antitrust Division, any State Attorney General or any other governmental authority, and, subject to applicable law, permit the other parties to review and discuss in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any of the foregoing; (3) promptly consult with the other party to the Merger Agreement to provide any necessary information with respect to (and, in the case of correspondence, provide the other party (or their counsel) copies of) all filings made by such party with any governmental entity and furnish the other party with such necessary information and reasonable assistance as the other party may reasonably request in connection with its preparation of filings or submissions of information to any such governmental entity; (4) not agree to participate in any substantive meeting or discussion with any governmental authority in respect of any filings, investigation or inquiry concerning any competition or antitrust matters in connection with the Merger Agreement or the Offer and the other transactions contemplated therein unless it consults with the other parties in advance and, to the extent permitted by such governmental authority, gives the other parties the opportunity to attend and participate thereat; and (5) furnish the other parties with copies of all correspondence, filings, and communications (and memoranda setting forth the substance thereof) between them and their affiliates and their respective representatives on the one hand, and any governmental authority or members or their respective staffs on the other hand, with respect to any competition or antitrust matters in connection with the Merger Agreement.

Litigation Related to the Merger

Lawsuits arising out of or relating to the Offer, the Merger or any other transactions referenced herein may be filed in the future.

17. Fees and Expenses

Parent has retained MacKenzie Partners, Inc. to act as the Information Agent and American Stock Transfer & Trust Company, LLC to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone and personal interviews and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdictions to be designated by Purchaser,

18. Miscellaneous

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any U.S. or foreign jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or make any representation on behalf of Purchaser, Parent or any of their respective affiliates, not contained in this Offer to Purchase or in the related Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be an agent of Parent, Purchaser, Depositary or the Information Agent for purposes of the Offer.

We have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. AdvancePierre has advised us that it will file with the SEC on the date on which Parent and Purchaser file the offer documents with the SEC its Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the recommendation of the AdvancePierre Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under the “Introduction” to this Offer to Purchase and “—Section 9—Certain Information Concerning Purchaser, Parent and the Partnership” above.

DVB Merger Sub, Inc.

May 9, 2017

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

The name, citizenship, current principal occupation or employment and material occupations, positions, offices or employment for at least the past five years, of each director and executive officer of Parent are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Parent. The current business address of each director and officer is 2200 West Don Tyson Parkway, Springdale, AR 72762-6999. The current business telephone number of each director and officer is (479) 290-4000.

Name	Age	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Directors of Tyson Foods, Inc.

John H. Tyson	63	United States	Mr. Tyson, born September 5, 1953, has been a Director since 1984, has served as Chairman since 1998, and served as Chief Executive Officer from 2001 until 2006. Mr. Tyson was initially employed by Tyson Foods in 1973. Mr. Tyson holds three general partnership units in the Partnership.

Gaurdie E. Banister Jr.	59	United States	Mr. Banister, born September 28, 1957, has been a Director since 2011. Mr. Banister was the President and Chief Executive Officer of Aera Energy LLC from 2007 until his retirement in 2015.

Mike Beebe	70	United States	Mr. Beebe, born December 28, 1946, has been a Director since 2015. Mr. Beebe currently serves as a member of the Governors’ Council of the Bipartisan Policy Center (“BPC”) in Washington, D.C. Prior to joining the BPC, he served as the Governor of the State of Arkansas from 2007 to 2015.

Mikel A. Durham	54	United States	Ms. Durham, born January 26, 1963, has been a Director since 2015. Ms. Durham has been the Chief Executive Officer of American Seafoods Group since January 2017, having previously served as the Chief Commercial Officer for CSM Bakery Solutions LLC (“CSM”) from 2014 to 2016. Prior to joining CSM, Ms. Durham held a number of management positions with PepsiCo, Inc. between 2009 and 2014, finally serving as global growth officer for PepsiCo Foodservice.

Thomas P. Hayes	52	United States	Mr. Hayes, born January 27, 1965, has been a Director since 2016. Mr. Hayes has been President of Tyson Foods since June 2016 and has been Chief Executive Officer of Tyson Foods since December 31, 2016. Mr. Hayes previously served Tyson Foods as Chief Commercial Officer since June 2015 after being appointed President, Foodservice in 2014. Mr. Hayes previously served as Executive Vice President and Chief Supply Chain Officer of The Hillshire Brands Company from 2012 to 2014. Mr. Hayes is also President and Chief Executive Officer of DVB Merger Sub, Inc.

Kevin M. McNamara	61	United States	Mr. McNamara, born March 12, 1956, has been a Director since 2007. Mr. McNamara is Chief Executive Officer for CenseoHealth and is the founding principal of McNamara Family Ventures, a family investment office providing venture and growth capital to health care companies. He also served as an operating partner in Health Evolution Partners from April 2013 through October 2014, and in that capacity served on the board of directors of Optimal Radiology Partners. He also served as the Chairman of Agilum Healthcare Intelligence from 2011 to 2015.

Cheryl S. Miller	44	United States	Ms. Miller, born May 5, 1972, has been a Director since 2016. Ms. Miller is Executive Vice President and Chief Financial Officer for AutoNation, Inc. She has served in this position since 2014, prior to which she served as Treasurer and Vice President of Investor Relations since 2010.

Jeffrey K. Schomburger	55	United States	Mr. Schomburger, born April 1, 1962, has been a Director since 2016. Mr. Schomburger is Global Sales Officer, Customer Business Development, for The Procter & Gamble Company (“P&G”). He has held numerous leadership positions with P&G since joining P&G in 1984, including President of the global Walmart team from 2005 to 2015.

Robert C. Thurber	70	United States	Mr. Thurber, born April 15, 1947, has been a Director since 2009. Mr. Thurber has been retired since 2007.

Barbara A. Tyson	68	United States	Ms. Tyson, born March 6, 1949, has been a Director since 1988. Ms. Tyson served as Vice President of Tyson Foods until 2002, after which she was a consultant to Tyson Foods through 2011. Ms. Tyson holds one general partnership unit in the Partnership.

Officers of Tyson Foods, Inc.

Curt T. Calaway	43	United States	Mr. Calaway, born September 10, 1973, was appointed Senior Vice President, Controller and Chief Accounting Officer in 2012, after serving as Vice President, Audit and Compliance since 2008.

Andrew P. Callahan	51	United States	Mr. Callahan, born October 29, 1965, was appointed President, North American Foodservice & International in February 2017, having previously served as President, Retail Packaged Brands since 2014. Mr. Callahan previously served as Executive Vice President and President, Retail of The Hillshire Brands Company from 2012 to 2014.

Sally Grimes	46	United States	Ms. Grimes, born November 23, 1970, was appointed President, North American Retail in February 2017, having previously served as President, International and Chief Global Growth Officer since June 2015 following her appointment as President and Global Growth Officer in 2014. Ms. Grimes previously served as Senior Vice President, Chief Innovation Officer and President, Gourmet Food Group of The Hillshire Brands Company from 2012 to 2014.

Dennis Leatherby	57	United States	Mr. Leatherby, born January 14, 1960, was appointed Executive Vice President and Chief Financial Officer in 2008 after serving as Senior Vice President, Finance and Treasurer since 1998. Mr. Leatherby is also a Director and the Executive Vice President and Chief Financial Officer of DVB Merger Sub, Inc.

Monica H. McGurk	47	United States	Ms. McGurk, born March 14, 1970, was appointed Chief Growth Officer in February 2017, having previously served as Executive Vice President, Strategy and New Ventures and President, Foodservice since August 2016 after serving as Senior Vice President, Strategy and New Ventures since April 2016. Prior to joining Tyson Foods, Ms. McGurk served as Senior Vice President of Strategy, Decision Support and eCommerce for the North American Group of the Coca-Cola Company from 2014 to 2016, prior to which she served as Vice President, Strategy & eCommerce since late 2012.

Mary Oleksiuk	55	United States	Ms. Oleksiuk, born December 18, 1961, was appointed Executive Vice President and Chief Human Resources Officer in September 2014. Ms. Oleksiuk previously served as Senior Vice President, Chief Human Resources Officer for The Hillshire Brands Company from 2012 to 2014.

Douglas W. Ramsey	48	United States	Mr. Ramsey, born December 19, 1968, was appointed President, Poultry in March 2017, after serving as Senior Vice President Big Bird/Fowl from 2014 to 2017 and Senior Vice President & General Manager Value Added from 2011 to 2014.

Scott Rouse	54	United States	Mr. Rouse, born March 24, 1963, was appointed Chief Customer Officer in 2014, after serving as Senior Vice President Customer Development since 2007.

Stephen R. Stouffer	56	United States	Mr. Stouffer, born September 19, 1960, was appointed President, Fresh Meats in 2013, after serving as Senior Vice President, Beef Margin Management since 2012.

David L. Van Bebber	60	United States	Mr. Van Bebber, born May 10, 1956, was appointed Executive Vice President and General Counsel in 2008. Mr. Van Bebber is a Director and the Executive Vice President and General Counsel of DVB Merger Sub, Inc.

Noel W. White	59	United States	Mr. White, born December 19, 1957, was appointed Chief Operations Officer in February 2017, having previously served as President, Poultry since 2013, after serving as Senior Group Vice President, Fresh Meats since 2009.

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

The name, citizenship, current principal occupation or employment and material occupations, positions, offices or employment for at least the past five years, of each director and executive officer of Purchaser are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Purchaser. The current business address of each director and officer is 2200 West Don Tyson Parkway, Springdale, AR 72762-6999. The current business telephone number of each director and officer is (479) 290-4000.

Name	Age	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Directors of DVB Merger Sub, Inc.
Dennis Leatherby	52	United States	See information provided above
David L. Van Bebber	60	United States	See information provided above
Officers of DVB Merger Sub, Inc.
Thomas P. Hayes	57	United States	See information provided above
R. Read Hudson	59	United States	Mr. Hudson, born April 11, 1958, was appointed Vice President, Associate General Counsel and Secretary of Tyson Foods, Inc. in 2003. Mr. Hudson is Vice President and Secretary of DVB Merger Sub, Inc.
Shawn C. Munsell	42	United States	Mr. Munsell, born December 22, 1974, was appointed Vice President and Treasurer of Tyson Foods, Inc. in May 2015 having previously served as Treasurer of CF Industries Holdings, Inc. since 2011. Mr. Munsell is Vice President and Treasurer of DVB Merger Sub, Inc.
Nathan A. Hodne	51	United States	Mr. Hodne, born May 22, 1966, was appointed Vice President, Associate General Counsel and Assistant Secretary of Tyson Foods, Inc. in 2007. Mr. Hodne is Vice President and Assistant Secretary of DVB Merger Sub, Inc.
Rodney Tademy	45	United States	Mr. Tademy, born November 6, 1971, was appointed Assistant Treasurer of Tyson Foods, Inc. in 2007. Mr. Tademy is Assistant Treasurer of DVB Merger Sub, Inc.

GENERAL PARTNERS OF THE PARTNERSHIP

The name, citizenship, current principal occupation or employment and material occupations, positions, offices or employment for at least the past five years, of each general partner of the Partnership are set forth below. The current business address of each person is 2200 West Don Tyson Parkway, Springdale, AR 72762-6999. The current business telephone number of each person is (479) 290-4000.

Name	Age	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
General Partners
John Tyson	63	United States	See information provided above.
Barbara A. Tyson	68	United States	See information provided above.
Harry C. Erwin	60	United States	Mr. Erwin established the accounting firm, Erwin & Company, in 1984 at which he has continuously been a partner. Mr. Erwin holds one general partnership unit in the Partnership.
The Donald J. Tyson Revocable Trust	N/A	United States	The Donald J. Tyson Revocable Trust holds four general partnership units in the Partnership.

The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

By Mail: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042

By Hand or Overnight Mail:

American Stock Transfer & Trust Company, LLC
Attn: Reorganization Department
6201 15th Avenue
Brooklyn, New York 11219

By Facsimile Transmission

(for Eligible Institutions Only):

(718) 234-5001

To Confirm Facsimile via Phone:

(718) 921-8317

Questions and requests for assistance may be directed to the Information Agent at its addresses and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and other materials related to the Offer may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

105 Madison Avenue New York, New York 10016 (212) 929-5500 (Call Collect) or Call Toll Free: (800) 322-2885 Email: tenderoffer@mackenziepartners.com